PERFORMANCE CAPITAL MANAGEMENT, LLC

ANNUAL REPORT

For the Year Ended December 31, 2007

PERFORMANCE CAPITAL MANAGEMENT, LLC

Table of Contents
Annual Report
For the Year Ended December 31, 2007

Page No.

Upon written request, we will furnish to you, without charge, a copy of our annual report on Form 10-KSB filed with the Securities and Exchange Commission. Written requests for copies of the Form 10-KSB should be directed to Harvey "Bud" Webb, Member Relations at Performance Capital Management, LLC's principal address at 7001 Village Drive, Suite 255, Buena Park, California, 90621. In the alternative, you may find the Form 10-KSB on the Securities and Exchange Commission's web-site at www.sec.gov.

PCM
Performance Capital, LLC

7001 Village Drive, Suite 255 ♦ Buena Park, CA 90621 ♦
Phone: (800) 757-7700 ♦ Fax: (714) 736-3733

May 8, 2008

Dear Unit Holder:

On behalf of the Board of Directors and management, we are pleased to report to you on our sixth year of operation. As we have previously reported, the company's performance in 2007 did not meet management's projected targets for growth; results were similar to those recorded in 2006. If you examine the Annual Report, you will find that it shows an increase in collection revenues of $329,000 over 2006, but this figure reflects our adoption of the interest method of accounting for our purchased loan portfolios. At the same time, our operating costs and expenses increased to $7.6 million in 2007 from $7.4 million in 2006, due primarily to increased emphasis on the legal collection program, an increase in audit fees associated in part with the application of the new method of accounting, and a 2007 year end impairment expense of $302,000 due to actual portfolio collections coming in at a slower rate than forecasted using the interest method.

In 2008, we are striving to increase collection efficiencies by increasing total revenue while reducing variable costs as a percentage of revenue. We plan to achieve the increased efficiency by:

- collecting debt owned by others, by entering into" third party" debt collection arrangements;
- identifying and pursuing legal action sooner than in prior years with the objective of increasing our legal collection revenues; and
- continuing to reduce variable costs required to collect each dollar of revenue by being more selective of the accounts we expend collection efforts on.

In addition to maximizing revenue opportunities from our existing inventory, we continue to search for "greenfield" opportunities -- new and previously untapped supplies of new debt. We will proceed cautiously, maintaining our conservative approach to portfolio acquisitions, with the objective of purchasing the most enterprising and profitable portfolios available. In 2007 we purchased $3.1 million worth of charged-off debt at prices which we consider reasonable. These purchases were in line with our strategy to sustain growth by purchasing debt receivables at appropriate prices while preserving membership unit value over the long run. While it appears that market prices have stabilized, 2008 is likely to prove another challenging year.

The suspension of distributions in the second half of 2007 reflects our need to balance cash outlays with the company's business needs and opportunities. Distributions may be resumed only when we generate positive cash flow from our operations. We believe, however, that our business model continues to be sound and sustainable in this competitive market place. Our management team is putting forth skillful and dedicated effort and the Board is monitoring the company's performance and revising its strategies to protect and promote all of our interests.

We hope you will take time to examine the company's annual report. You can find further information in the company's filings posted on the SEC's website at www.sec.gov.com.

Sincerely,

Lester T. Bishop and Larisa Gadd
For the Board of Directors

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This letter includes forward-looking statements based upon our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," "likely" and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements.

Unless we say otherwise, references in this document to "we", "us", "our", or the "Company" refer to Performance Capital Management, LLC and its wholly-owned subsidiary, Matterhorn Financial Services, LLC.

FORWARD-LOOKING STATEMENTS

Except for the historical information presented in this document, the matters discussed in this Form 10-KSB, and specifically in the sections entitled "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," or otherwise incorporated by reference into this document contain "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements can be identified by the use of forward-looking terminology such as "believes," "plans," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, apply to forward-looking statements made by us. Readers are urged not to place undue reliance on these forward-looking statements due to their inherent uncertainty. These forward-looking statements involve risks and uncertainties, including those statements incorporated by reference into this Form 10-KSB. The actual results that we achieve may differ materially from any forward-looking projections due to such risks and uncertainties. These forward-looking statements are based on current expectations, and we assume no obligation to update this information. Readers are urged to carefully review and consider the various disclosures made by us in this Annual Report on Form 10-KSB and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW

We acquire assets originated by federal and state banking and savings institutions, loan agencies, and other sources, for the purpose of generating income and cash flow from collecting or selling those assets. Typically, these assets consist of charged-off credit card contracts. These assets are typically purchased and sold as portfolios. We try to purchase portfolios at a substantial discount to the actual amount of money that they will ultimately produce, so that we can recover the cost we pay for the portfolio, repay funds borrowed to purchase portfolios, pay our collection and operating costs and still have a profit. In January 2007, we started a third-party collection program to engage in the collection of debt on behalf of other parties, whereby we earn fees contingent upon the amount we collect. We will enter into third party collection arrangements that we believe will increase our collection efficiency by generating enough income in fees to cover our costs to collect the third-party debt, defray variable collection costs incurred from collecting our own portfolios and thereby increase our collection efficiency.

ORGANIZATIONAL HISTORY

We conduct our business through Performance Capital Management, LLC, a California limited liability company formed January 14, 2002. On April 29, 2004, we formed Matterhorn Financial Services LLC ("Matterhorn"), a wholly-owned subsidiary that owns certain portfolios purchased using a loan facility with Varde Investment Partners, L.P. ("Varde"). As discussed in more detail throughout the description of our business, using Varde's capital to acquire portfolios affects our operational structure as well as our financial structure. Varde has a first priority security interest in all the assets of Matterhorn securing repayment of its loans to Matterhorn.

Performance Capital Management, LLC succeeded to the assets and liabilities of the following six entities pursuant to a plan of reorganization that was confirmed and finalized by a U.S. bankruptcy court effective February 4, 2002: Performance Capital Management, Inc., a California corporation; Performance Asset Management Fund, Ltd., a California limited partnership; Performance Asset Management Fund II, Ltd., a California limited partnership; Performance Asset Management Fund III, Ltd., a California limited partnership; Performance Asset Management Fund IV, Ltd., a California limited partnership; and Performance Asset Management Fund V, Ltd., a California limited partnership. We refer to all of the limited partnerships as a group as the "PAM Funds". For all practical purposes, we consider February 4, 2002, to be the inception of our business.

Performance Capital Management, Inc. and the PAM Funds, which were then controlled by an individual no longer affiliated with us, filed separate voluntary bankruptcy petitions on December 22 and 23, 1998. On motion by the California Department of Corporations, the bankruptcy court replaced the debtor-in-possession with a trustee on December 30, 1998. By early 2001, the bankruptcy trustee set out to develop a plan to reorganize Performance Capital Management, Inc. and the PAM Funds. Under the reorganization plan set out by the bankruptcy trustee and approved by the court, our parent business entity, Performance Capital Management, LLC, issued "LLC units" to the PAM Funds, which were then distributed to the investors in the PAM Funds in February 2003. We issued LLC units to the PAM Funds based on the gross dollars (approximately $57.4 million) the investors had invested in the respective PAM Funds.

Due to a settlement approved by the bankruptcy court, the owners of Performance Capital Management, Inc. did not become investors in our business entity, Performance Capital Management, LLC. Our investors consist only of those people who invested in the PAM Funds, or their successors-in-interest.

INDUSTRY OVERVIEW

Some portion of all consumer lending transactions end up with the debtor not honoring their payment obligations. Default rates vary depending on the type of obligation, the originator of the credit and other factors, but "bad debt" is a fact of life in consumer lending.

Beginning in the late 1980s, the financial services industry, specifically the banking and savings and loan industry, underwent numerous changes due to significant losses incurred during the 1980s. The strain on the Federal Savings and Loan Insurance Corporation ("FSLIC") as a result of those losses caused not only the dissolution of the FSLIC, but also a massive government bailout. Billions of dollars in taxpayer loans were granted to regulators to assist in paying depositors, as well as providing the capital necessary to clean up the industry. This situation, better known as the "savings and loan crisis", forced the restructuring of the entire federal banking and savings and loan industry.

In an attempt to curtail future losses, federal regulators revised requirements and regulations relating to the reporting of debtor obligations as assets. Enforcement of those revisions caused industry consolidation and invigorated a market for debtor obligations that were "charged-off". As a result of these regulations, after taking a loss on the "charge-off", lending institutions can show income by selling debtor obligations carried at no value on their balance sheets, instead of incurring further expense to run a personnel-intensive collection department. An institution liquidating off-balance sheet assets (i.e., those it has previously "charged-off") benefits to the extent that the proceeds from such a sale go directly to the cash account on the balance sheet without the removal of an on-balance sheet asset. The income from these sales is of course less than the original "charge-off", but the ability to liquidate portfolios of bad debt has become important both to the economics and the reporting obligations of lending institutions.

Participants in the collection industry generally classify bad debts based on the number of times a collection agency has worked a portfolio to try to collect it. Portfolios that an institution has just charged-off and that have never been worked by a collection agency are referred to as "fresh" paper. Portfolios that have been worked by one collection agency are referred to as "primary" paper. Similar terms describe paper worked by two (secondary), three (tertiary), four (quaternary) and more collection agencies. As a general rule, a purchaser of a portfolio will receive a greater percentage discount to the portfolio's face value as it becomes less "fresh".

Participants in the collection industry purchase portfolios either to collect them or to resell them. Many participants do both. A purchaser may perform the collection activity itself, or it may contract out that function. Some industry participants purchase portfolios principally with a view to reselling the portfolios. For example, a purchaser might acquire a large portfolio and then break it up into a number of smaller portfolios based on specific attributes for sale (such as the state in which the debtor resides). Other industry participants seeking to purchase bad debts with particular attributes would then purchase these targeted portfolios at a slight premium, returning a profit to the original purchaser.

According to the January 2008 issue of Collections & Credit Risk, the upward price trend over the past several years is reversing, with prices dropping due primarily to a leveling off of capital available to debt buyers and a higher volume of quality product being sold. The flip side of this reversal is a decrease in debtor liquidity. This may have the effect of extending the time it takes to collect accounts and, in some cases, increasing the number of uncollectible accounts. The January 2008 article reported that "prices have already dropped 10% to 15% in most categories" of debt, but the volume of accounts that must be purchased to maintain a healthy rate of return has gone up. The article found that competition for debt is still high in the industry with publicly traded debt buyers having a slight advantage over non-publicly traded companies due to access to investment capital. Whether due to higher prices or the need to purchase a higher volume of accounts to offset lower debtor liquidity, buyers have had to abandon the old rule of thumb that they will collect three times the portfolio's purchase price in three years; instead settling for collecting two to two and a half times the portfolio's purchase price in three to seven years.

The March 2006 issue of Kaulkin Ginsberg's Global Debt Buying Report discusses the increasing size of portfolios being sold, which has resulted in smaller debt buying companies being forced to bid jointly on portfolios. The consolidation among credit card companies is one contributing factor to the increasing size of portfolios. According to Craig Grube of Portfolio Recovery Associates, where there used to be 20 major sellers of credit card paper, there are now about seven major sellers.

The February 2006 issue of Collections and Credit Risk does not see a long-term problem with the supply of charged-off debt, observing that personal debt increased 7.5% (to a total of $10.3 trillion) from 2000 to 2004, while having increased only 6.5% in the preceding 20 years. According to the U.S. Federal Reserve Board, consumer credit has increased from $1.2 trillion at December 31, 1997, to $2.3 trillion at July 31, 2006. According to the May 2006 Nilson Report, a credit card industry newsletter, credit card charge-offs totaled more than $40.0 billion in 2005, up from $18.0 billion in 1995. According to the 7th Edition of The Kaulkin Report, U.S. consumers will hold $3.2 trillion in outstanding credit in 2011, up from $2.3 trillion at July 31, 2006. The bankruptcy legislation that went into effect in October of 2005 has made it more difficult for debtors to obtain protection under Chapter 7. This has continued to increase the supply of debt in the marketplace. The unanswered question is how the industry will be affected by the following factors: (1) the rate at which new charged-off debt becomes available for purchase; (2) the magnitude of investment capital that remains deployed in the industry; (3) the liquidity of debtors; and (4) the instability in the financial markets.

MARKET FOCUS

We focus on acquiring portfolios that are not "fresh". We prefer to acquire primary, secondary or tertiary paper, based on our due diligence analysis of the obligations included in the portfolio. We acquire portfolios principally with a view to collect them, although we do sell certain portions of portfolios we purchase and then collect the balance of the portfolios. We will continue to use the credit facility we have established with Varde to purchase portfolios when we believe it to be financially prudent (discussed in more detail below).

We monitor the level of resources it takes to collect our various portfolios, so that we can determine when collecting a portfolio requires more resources than it returns in collections. Based on gathering this information, we can focus our collection efforts on those portfolios that we believe are most likely to provide positive returns. From time to time we sell some of our portfolios either to capitalize on market conditions, to dispose of a portfolio that is not performing or to dispose of a portfolio whose collection life, from our perspective, has run its course.

We have established the infrastructure to collect portfolios. On average we have the equivalent of between 40 and 50 full-time employees who man phones contacting debtors utilizing our "predictive dialing" telecommunications system (a "dialer"). The dialer helps to ensure that our collectors spend their time on the phones talking to debtors, not dialing numbers trying to reach them. Because we collect portfolios, we have developed an experience history that helps us predict what the ultimate value of a portfolio will be. We have a sophisticated data base to maintain our experience history that allows us to manipulate variables to assist our due diligence process when we acquire a new portfolio. We believe that collecting our portfolios reinforces our ability to realistically assess the price we should pay when we purchase additional portfolios.

In 2007, we began to serve as a third-party collection agent, whereby we collect debt owned by other companies for a fee, in an effort to increase utilization of our collection infrastructure and collections revenue. Third-party debt collection arrangements are generally commission-based. We will enter into third-party collection arrangements that we believe will increase our collection efficiency by generating enough income in fees to cover our costs to collect the third-party debt and defray variable collection costs incurred from collecting our own portfolios. Through third-party collections, we intend to bring in fresh accounts for our collectors to work, in addition to collecting our and Matterhorn's portfolios. The net revenue we generated in 2007 from third-party collections arrangements was $155,000. Our success is largely dependent upon the volume of such arrangements we are able to secure and the quality and types of debt we service for third parties. If the portfolios have been heavily worked or we are not experienced at collecting the type of debts being serviced, we may not generate income from such third party collections in excess of our costs to collect the debt. During 2008, we plan to periodically assess the performance of our third-party collections program to determine if we should continue or eliminate it. This decision will depend upon our ability to expand the number of arrangements where we are collecting on behalf of others and increase the level of total collections from such arrangements.

PORTFOLIO ACQUISITION

Originating lenders or portfolio resellers typically sell loan accounts in bulk portfolios that range in size from tens of thousands to multi-hundred million dollars in outstanding principal balances. These portfolio sales primarily consist of a large quantity of charged-off credit card contracts, and to a lesser extent automobile deficiencies, secured and unsecured consumer installment loans, commercial loans, and other forms of indebtedness. Although we typically collect a relatively small percentage of the total outstanding principal balances of most of the portfolios we purchase, we purchase most of our portfolios at significant discounts from the balance actually owed by debtors that, coupled with effective collection efforts, permit us to collect more cash than we pay for our portfolios.

Based on our purchasing patterns and practices, institutions selling distressed indebtedness recognize us as a reliable and competent purchaser of portfolios. The credit facility we entered into with Varde (discussed in more detail below) provides additional credibility with sellers of distressed indebtedness. We rely on our own contacts and relationships to acquire portfolios, as well as utilizing outside brokers. Varde has also provided leads for portfolio purchases, and we expect that Varde will remain a source of intelligence for portfolio availability. The Varde facility has made it possible for us to purchase larger denomination portfolios, which we believe have better pricing and quality characteristics than some of the smaller denomination portfolio purchases that had historically comprised most of our purchases. We will review portfolios on a portfolio-by-portfolio basis to determine if using the Varde credit facility to purchase a portfolio will generate a return sufficient to recover the cost we pay for the portfolio, repay funds borrowed to purchase the portfolio, pay our collection and operating costs and still have a profit.

Consistent with industry practice, we acquire portfolios without recourse to the seller of the portfolio. In some instances, however, our portfolio purchase agreements allow us to return certain unqualified accounts to the seller within a specified time period. After acquiring a portfolio, we conduct a detailed analysis to determine which accounts in the portfolio are unqualified. Examples of unqualified accounts are bankrupt debtors, debtors who have died, debt created by identity fraud or theft and debt paid off prior to sale of the portfolio. Accounts returned to sellers for the fiscal years ended 2007 and 2006 were approximately $108,000 and $187,000, respectively.

Upon contacting or being contacted by a potential seller of portfolios, we generally request certain data for due diligence purposes. We analyze a variety of data as part of our due diligence process, including:

- the mix of the states in which the debtors are located;
- the average balances outstanding in the portfolio;
- the age of the indebtedness in the portfolio;
- the types of indebtedness in the portfolio (i.e., credit card versus automobile, etc.);
- the originating lender of the indebtedness;
- the availability of documentation for the indebtedness;
- the date of the last payment on the indebtedness; and
- any prior attempts at collecting the portfolio.

As sellers of portfolios have become more sophisticated regarding the quality of the accounts included in the portfolios they sell, the due diligence analysis assumes increased importance. We believe that the sophistication of sellers has resulted in an increase in lesser quality paper being available for purchase at higher prices. By completing the due diligence process and considering the pertinent information regarding a potential portfolio acquisition, we believe we develop a good approximation of the value of the portfolio. We then offer to purchase the portfolio on terms that we believe will enable us to recover the purchase price of the portfolio, repay funds borrowed to purchase portfolios, pay our collection and operating costs and have a profit left over.

We purchase our portfolios for cash. If we use the Varde facility to acquire a portfolio, we and Varde provide our wholly-owned subsidiary Matterhorn with the funds needed to purchase the portfolio. Varde then has a first priority security interest in the acquired portfolio, which is owned by Matterhorn. In 2008, we anticipate that we will continue to purchase portfolios for our own account using our own cash resources, with our parent operating company, Performance Capital Management, LLC, owning those portfolios. The amount of such purchases will, however, depend upon the cash reserves we have available. Varde does not have a security interest in portfolios owned by Performance Capital Management. In some cases, we resell portions of portfolios purchased by Performance Capital Management and, with Varde's consent, of portfolios purchased by Matterhorn.

During 2007, Performance Capital Management purchased approximately $1.1 million, net of that portion that was immediately sold, and Matterhorn purchased approximately $2.0 million of portfolios. During 2006, Performance Capital Management purchased approximately $2.9 million of portfolios and Matterhorn purchased approximately $1.3 million, net of the rebalancing transactions that occurred in January of 2006 (discussed below). During 2005, Performance Capital Management purchased approximately $1.8 million of new portfolios and Matterhorn purchased approximately $9.7 million. Approximately $5.4 million of Matterhorn's purchases occurred in one transaction on December 30, 2005, which we conducted on a tight time line in order to accommodate the seller's desire to close the transaction in 2005. During January 2006, with Varde's consent, we rebalanced the purchase by paying off approximately $750,000 of the note due to Varde in exchange for Matterhorn transferring a like amount of the portfolio to Performance Capital Management and by selling approximately $461,000 of the portfolio to a third party and using the proceeds to further pay down the note due to Varde. These rebalancing transactions are reflected in the portfolio purchases and sales figures for 2006. Had these rebalancing transactions occurred in conjunction with the December 30, 2005 transaction, during 2005 Performance Capital Management would have purchased approximately $2.5 million of our new portfolios and Matterhorn would have purchased approximately $8.5 million of our new portfolios.

On July 13, 2004, effective June 10, 2004, we entered into a definitive Master Loan Agreement with Varde, a well-known participant in the debt collection industry, to augment our portfolio purchasing capacity using capital provided by Varde. The following list summarizes some of the key business points in our agreement with Varde:

- The facility provides for up to $25 million of capital (counting each dollar loaned on a cumulative basis) over a five-year term;
- Varde is not under any obligation to make a loan to us if Varde does not approve of the portfolio(s) we propose to acquire and the terms of the acquisition;
- Varde has the right to participate in any proposed acquisition of a portfolio by us in excess of $500,000 pursuant to a right of first refusal; and
- We must agree with Varde on the terms for each specific advance under the loan facility, including such material terms as (a) the relative sizes of our participation and Varde's in supplying the purchase price; (b) the amount of servicing fees we will receive for collecting the portfolio; (c) the rates of return on the funds advanced by Varde and us; and (d) the split of any residual collections after repayment of the purchase price (plus interest) to Varde and us and payment of servicing fees.

Effective June 1, 2007, we entered into an amendment to the Master Loan Agreement with Varde, a copy of which was filed as an exhibit to our report on Form 10-QSB for the period ended June 30, 2007. The amendment extends the maturity date for principal and any other accrued but unpaid amounts on each loan made on or after the effective date of the amendment from up to two years to up to three years. This change was made to allow more time for a portfolio purchased using the Varde facility to generate sufficient collection revenues to pay the balance of the Varde loans, including principal and any other accrued but unpaid amounts, in full by their due dates.

We will never have outstanding indebtedness of the full $25 million at any one time due to the cumulative nature of the facility. We have created Matterhorn, a wholly-owned subsidiary, to serve as the entity that will purchase portfolios under the loan agreement with Varde. Varde has a first priority security interest in all the assets of Matterhorn securing repayment of its loans and payment of its interest in residual collections. Performance Capital Management has entered into a Servicing Agreement with Matterhorn as part of the agreement with Varde, and Varde has a security interest in Matterhorn's rights to proceeds under the Servicing Agreement. Under the Servicing Agreement, Performance Capital Management will collect the portfolios purchased by Matterhorn in exchange for a fee that will be agreed upon prior to the funding of each individual financing by Varde. Performance Capital Management has also guaranteed certain of Matterhorn's operational obligations under the loan documents. Varde may exercise its rights under its various security interests and the guaranty if an event of default occurs. These rights include demanding the immediate payment of all amounts due to Varde, as well as liquidating the collateral. A failure to make payments when due, if not cured within five days, is an event of default. Other events of default include:

- Material breaches of representations and warranties;
- Uncured breaches of agreements having a material adverse effect;
- Bankruptcy or insolvency of Performance Capital Management or Matterhorn;

- Fraudulent conveyances;
- Defaults in other debt or debt-related agreements;
- Failure to pay judgments when due;
- Material loss or damage to, or unauthorized transfer of, the collateral;
- Change in control of Performance Capital Management;
- Termination of Performance Capital Management as the Servicer under the Servicing Agreement; and
- Breach of Varde's right of first refusal to finance portfolio acquisitions.

When we identify a portfolio we would like to acquire using the loan facility, Matterhorn will make a proposal to Varde, specifying, among other things:

- Total cost of the portfolio(s), including closing costs and amortized expenses;
- Proportions of the total cost to be funded by Varde and us;
- Percentage of collections to be paid to Performance Capital Management as a servicing fee;
- Rates of return on the funds advanced by Varde and us; and
- Proportions of residual collections to Varde and Matterhorn after payment of the preceding four items.

When we make a proposal to Varde, Varde has the opportunity to conduct its own due diligence concerning the portfolio(s). Varde may accept our proposal, with or without modifications, in a commitment that will specify the number of days the commitment remains open. Varde has no obligation to accept a proposal and may reject a proposal for any reason or for no reason. Before Varde advances any funds, we must satisfy, or Varde must waive, certain conditions set forth in the agreement.

PORTFOLIO PROCESSING

Once we acquire a portfolio we primarily focus on collecting it, although we frequently sell certain portions of portfolios we purchase and then collect the balance of the portfolio. In most instances we will limit these resales of certain portions of portfolios to those we acquire using solely our own funds, and use those resales to ensure that the retained portion of the portfolio conforms to our size, pricing and collectibility parameters. In certain Matterhorn purchases, we have obtained Varde's consent to sell a portion of Matterhorn's portfolio acquisition and to apply the proceeds to a paydown of the note due to Varde in connection with the purchase. In addition, from time to time we sell some of our portfolios, either to capitalize on market conditions, to dispose of a portfolio that is not performing or to dispose of a portfolio whose collection life, from our perspective, has run its course. When we engage in these sales, we continue collecting the portfolio right up until the closing of the sale. For any portfolios acquired using Varde capital, we must obtain Varde's consent for any sale.

Collecting a portfolio involves a rigorous campaign to locate and contact the maximum number of individual debtors. We attempt to locate individual debtors by continuously utilizing data from various third-party data bases. Once we contact a debtor, our collection representative begins negotiating various payment and settlement options. These options can include payments in full for all outstanding obligations, discounted settlements, short-term payment plans or "re-writes" of the underlying obligation into a new contract. Because the cost basis for each account is usually only a fraction of the debt obligation, our collection representatives can usually offer more attractive settlement and payment options to individual debtors than the originating lender or contingent collection firms that have to share recoveries with the owner of the debt.

We collect the majority of the portfolios we acquire. Sometimes, however, we send portfolios (or portions of portfolios) to third-party collection agencies. We employ a strategy that uses contingency collection agencies, which receive a contingency fee for each dollar collected. We use these agencies where we believe they can collect better or less expensively on certain accounts. These include, among others, accounts that generally have low collection expectations, such as, accounts with small balances or with limited consumer contact information. We use our collection resources wisely and efficiently by not deploying resources on portfolios where the prospects of collection are remote and the costs to collect the accounts exceed the revenue generated by the accounts. For example, for accounts where the debtor is currently unemployed, overburdened by debt, incarcerated, or deceased no collection method of any sort is assigned at that time.

We have a fully operational collection facility employing, on average, the equivalent of between 40 and 50 full-time collectors who man phones contacting debtors utilizing the dialer. We have computer technology and equipment that aid in the collection of charged-off consumer debt portfolios. We utilize collection DAKCS software and a dialer to maximize the efficiency of our collectors by automatically sifting out calls where a live person does not answer, enabling our collectors to spend their time talking to live debtors rather than dialing numbers where there is no answer, a busy signal or an answering machine. Our DAKCS/dialer system has the flexibility to control for all types of variables in the way it places calls, for example, being sensitive to the effect of time zones and controlling for particular state laws that impose blackout times. We believe that this technology, which is industry-standard for sophisticated collectors, provides us with the ability to compete effectively in the collection industry. We are currently in the process of replacing our dialer due to the manufacturer of the dialer no longer supporting the system. We expect the new dialer to perform as well or better than our current dialer.

We believe our current collection infrastructure could handle a greater volume of accounts. We view our material fixed costs as:

- Payroll for administrative staff;
- Rent;
- Computer maintenance;
- Professional services; and
- Insurance.

We do not believe these costs will increase substantially even in the event we significantly increase the volume of accounts that we collect. We expect our purchases of portfolios in 2008 using our own and Varde funds will be at or higher than those made in 2007. In addition to purchasing and servicing our own portfolios, we enter into fee-based arrangements to collect portfolios on behalf of third parties. We will enter into third-party collection arrangements that we believe will increase our collection efficiency by generating enough income in fees to cover our costs to collect the third-party debt, defray variable collection costs incurred from collecting our own portfolios and thereby increase our collection efficiency. If we are successful at increasing the volume of accounts we collect, we believe the following costs, which we view as variable, may increase depending upon whether we use our own or the Varde credit facility to purchase the portfolios and whether we have excess capacity in our current collection infrastructure to support the increased volume of accounts:

- Payroll for additional collectors;
- Collection communication costs (principally telephone and postage);
- Collection agencies or third-party collection attorneys; and
- Repayment of borrowed funds.

Although repayment of borrowed funds is not technically a cost for purposes of our statement of operations, we view it as a variable cost of collection because the rate at which we repay the principal on Varde loans depends on the collections of the financed portfolio and we must repay the entire loan for any given portfolio generally within three years.

Our agreement with Varde is the most important initiative we have undertaken to leverage our infrastructure resources. We plan to continue to use the Varde facility to obtain an increased volume of accounts to provide increased total revenues from collections that will outpace the corresponding increase in variable costs. We also believe that using the Varde facility permits us to acquire larger denomination portfolios. We believe that some of these larger denomination portfolios have pricing and quality characteristics that are difficult to find in the smaller denomination portfolios. As we previously discussed, by combining our resources with Varde's, our subsidiary Matterhorn acquired approximately $9.7 million of new portfolios during 2005 (approximately $8.5 million during 2005 after the January 2006 rebalancing discussed above), approximately $1.3 million of new portfolios during 2006 (net of the rebalancing transactions that occurred in January of 2006) and approximately $2.0 million of loan portfolios during 2007. All of these Matterhorn portfolio purchases were done utilizing the Varde financing.

We will, however, continue to acquire portfolios on our own that meet our criteria for generating net revenue when we have sufficient cash to do so. In addition to acquiring our own portfolios and acting as a third-party collection agency, we are taking other steps to increase our collections, such as expanding use of the judicial process to collect specific accounts determined to be suitable for such an approach and improving the accuracy and currency of debtor contact information contained in our databases.

A recent trend in the debt collection industry has been a rise in legal collections, which have longer time horizons but are expected to contribute to an increase in returns over two to five years. The method used to select accounts for legal collections is a critical component of a successful legal collections program. If accounts that have a higher likelihood of being collected are accurately selected, overall collection efficiency should increase.

We resort to legal process to aid in collecting our portfolios when the circumstances of a particular account warrant. We do not have a set policy regarding when to initiate legal process. Given the varying nature of each case, we exercise our business judgment following an analysis of accounts using computer-based guidance to determine when we believe use of the legal process is appropriate (i.e., where a debtor has sufficient assets to repay the indebtedness and has, to date, been unwilling to pay). We are currently permitted to collect in all 50 states. As a result, we are able to initiate collection lawsuits on our own behalf in those states. We will, however, continue to utilize our network of third party law firms generally on a commission basis in cases where we determine that it is financially or strategically prudent. We plan to continue making expenditures on our legal collections efforts in 2008, but the level of the expenditures will depend on the results of our legal collections efforts from the amounts we invested in the program in 2007.

The ability to collect in all 50 states also enables us to compete for third party collections arrangements throughout the country. Before entering into any arrangements, we review them on a case-by-case basis to determine if the economic returns to us seem reasonable. During 2008, we plan to periodically assess the performance of our third-party collections program to determine if we should continue or eliminate it. This decision will depend largely upon our ability to expand the number of arrangements where we are collecting on behalf of third parties and the level of total collections we generate from such arrangements.

COMPETITION

Most of the top 50 purchasers of bad debt maintain well-established collections operations and service and collect the bad debt that they purchase. A secondary source of competition for distressed debt portfolios is companies that buy debt in bulk and divide it up into smaller portfolios that are then resold to collection agencies, private investors and attorneys. Traditional collection agencies and attorneys purchase bad debt to diversify their operations and add debt they own to contingency collection work for others.

A number of national companies buy large portfolios and resell and/or attempt to collect on them for a certain period of time and then resell them. The Varde loan facility permits us to compete with these national companies, both because of the economic credibility the facility affords and because of the credibility an association with Varde affords within the industry. We also compete with some of these larger companies by joining together with other firms to bid on some large portfolio purchases. In any case, we have succeeded in buying national portfolios directly from original creditors.

According to the January 2008 issue of Collections & Credit Risk, the upward price trend over the past several years is reversing, with prices dropping due primarily to a leveling off of capital available to debt buyers and a higher volume of quality product being sold. The flip side of an increase in the volume of debt is a commensurate increase in the number of accounts with lower debtor liquidity, which reduces the expected rate of return on portfolios available for purchase and increases the focus on the cost to collect portfolios. It is possible that larger, better funded competitors able to achieve economies of scale will try to use their superior financial resources to acquire a larger volume of portfolios at lower prices and increase their revenues. Smaller less well capitalized collectors such as us may not be able to purchase the volume of portfolios necessary to offset the lower rate of collectible accounts and increased costs to collect. We compete in this environment by continually seeking out quality sources of portfolios, purchasing portfolios jointly with others, borrowing funds from Varde, and conducting rigorous due diligence on those portfolios that we do purchase to ensure that we can recover the cost we pay for the portfolios, repay funds borrowed to purchase portfolios, pay our collection and operating costs and still have a profit.

The collections industry is highly fragmented and competitive. We believe some of our major competitors have continued to diversify into third party agency collections. In addition to competing with other third-party collection agencies, we will also be competing with credit grantors who each have unique mixes of internal collections, outsourced collections, and debt sales. The trend in the collections industry, however, is for credit grantors to sell portfolios rather than to manage contingency collections. We must compete in this environment by seeking out third party collection arrangements that we believe will offer favorable economic returns. Even if we are successful at securing third party collection arrangements, the portfolios we are collecting on behalf of a third party may consist of asset types in which we have little current experience or portfolios that have been heavily worked. Our limited experience with certain asset types and the quality of the paper may impair our ability to efficiently collect on these accounts. Consequently, we may not generate enough revenue in fees to cover our costs to collect the third-party debt, thereby reducing our collection efficiency.

INTELLECTUAL PROPERTY

We have licenses for the software used in our telecommunications and data base systems. We maintain our data base and our system for performing due diligence as trade secrets. We do not intend to seek any sort of copyright or business process patent protection. We have a policy in our employee handbook that prohibits employees from disclosing trade secrets as a condition of employment.

GOVERNMENT REGULATION

Federal and state statutes establish specific guidelines and procedures that debt collectors must follow when collecting consumer accounts. Our policy is to comply with the provisions of all applicable federal laws and comparable state statutes in all of our recovery activities, even in circumstances in which we may not be specifically subject to these laws. Our failure to comply with these laws, new laws or changing interpretations of the laws could have a material adverse effect on us, including increasing our costs to collect, in the event and to the extent that they apply to some or all of our recovery activities. Federal and state consumer protection, privacy and related laws and regulations extensively regulate the relationship between debt collectors and debtors, and the relationship between customers and credit card issuers.

Significant federal laws and regulations that are or may be applicable to our business as a debt collector include the following:

Fair Debt Collection Practices Act. Certain of our operations are subject to the Fair Debt Collection Practices Act, or FDCPA, and comparable statutes existing in many states. Under the FDCPA, a debt collector is restricted in the methods it uses to collect consumer debt. For example, a debt collector (1) is limited in communicating with persons other than the consumer about the consumer's debt, (2) may not telephone at inconvenient hours, and (3) must provide verification of the debt at the consumer's request. Requirements under state collection agency statutes vary, with most requiring compliance similar to that required under the FDCPA. In addition, some states and certain municipalities require debt collectors to obtain a license, exemption or other such registration before collecting debts from debtors within those jurisdictions. Our policy is to comply with the provisions of the FDCPA and applicable state statutes. Although many states do not require that debt owners obtain a license, exemption or other such registration to collect in the state, we believe that a number of states will act to require such compliance in the future. We obtain the necessary authority prior to commencing collections in a jurisdiction. We have established policies and procedures to reduce the likelihood of violations of the FDCPA and related state statutes. For example, our account representatives receive training on these policies and must pass a test on the FDCPA, and our collectors work in an open environment that allows managers to monitor their interaction with debtors.

Fair Credit Reporting Act. In addition to the FDCPA, we are subject to the Fair Credit Reporting Act, or FCRA. The FCRA is a federal statute that regulates the activities of consumer reporting agencies, the users of reports, and those who furnish information to consumer reporting agencies, and provides rights to consumers affected by such reports. As a user of credit reports and a furnisher of information, we have developed policies and procedures to ensure compliance with the FCRA to reduce the likelihood of erroneous information reporting and to respond quickly to inquiries by credit agencies and account holders.

Gramm-Leach-Bliley Act. We are subject to the provisions of the Gramm-Leach-Bliley Act, as well as comparable privacy statutes existing in some states. This federal statute requires that we advise our debtors about our privacy policy the first time we contact them and once a year for every year that they remain one of our debtors. If we change our privacy policy, we must promptly notify our debtors of the change. This legislation requires that we annually provide our debtors with specific information about our privacy policy. We do not disclose non-public information about our debtors except as permitted by law. We do not sell or otherwise share information about our debtors with outside marketers.

Electronic Funds Transfer Act. We are also subject to the Electronic Funds Transfer Act. This act regulates the use of the Automated Clearing House, or ACH, system to make electronic funds transfers. All ACH transactions must comply with the rules of the National Automated Check Clearing House Association, or NACHA, and Uniform Commercial Code § 3-402. This act, the NACHA regulations, and the Uniform Commercial Code give the consumer, among other things, certain privacy rights with respect to the transactions, the right to stop payments on a pre-approved fund transfer, and the right to receive certain documentation of the transaction. This act also gives consumers a right to sue institutions which cause financial damages as a result of their failure to comply with its provisions.

Telephone Consumer Protection Act. In the process of collecting accounts, we use automated predictive dialers to place calls to consumers. The Telephone Consumer Protection Act and similar state laws place certain restrictions on telemarketers and users of automated dialing equipment who place telephone calls to consumers.

U.S. Bankruptcy Code. In order to prevent any collection activity with bankrupt debtors by creditors and collection agencies, the U.S. Bankruptcy Code provides for an automatic stay, which prohibits certain contacts with consumers after the filing of bankruptcy petitions.

Additionally, there are, in some states, statutes and regulations comparable to and in some cases more stringent than the above federal laws, and specific licensing, exemption or other such registration requirements that affect our operations. State laws may also limit credit account interest rates and the fees, as well as limit the time frame in which judicial actions may be initiated to enforce the collection of consumer accounts. Adoption of new licensing requirements, or changing interpretations of existing requirements could restrict our ability to collect in states, subject us to increased regulatory regulations, or increase our costs.

Although we are not a credit originator, some of these laws directed toward credit originators may occasionally affect our operations because the debt we purchased was originated through credit transactions, such as the following laws, which apply principally to credit originators:

- Truth in Lending Act;
- Fair Credit Billing Act; and
- Equal Credit Opportunity Act.

Federal laws that regulate credit originators require, among other things, that credit issuers disclose to consumers the interest rates, fees, grace periods, and balance calculation methods associated with their credit accounts. Consumers are entitled under current laws to have payments and credits applied to their accounts promptly, to receive prescribed notices, and to require billing errors to be resolved promptly. Some laws prohibit discriminatory practices in connection with the extension of credit. Federal statutes further provide that, in some cases, consumers cannot be held liable for, or their liability is limited with respect to, charges to the credit account that were a result of an unauthorized use of credit. These laws, among others, may give consumers a legal cause of action against us, or may limit our ability to recover amounts owing with respect to the debt, whether or not we committed any wrongful act or omission in connection with the account. If the credit originator fails to comply with applicable statutes, rules and regulations, it could create claims and rights for consumers that could reduce or eliminate their obligations to repay the account, and have a possible material adverse effect on us. Accordingly, when we acquire charged-off consumer debt, we contractually require credit originators to indemnify us against any losses caused by their failure to comply with applicable statutes, rules and regulations relating to the debt before they are sold to us.

Additional consumer protection and privacy protection laws may be enacted that would impose additional requirements on the enforcement of and recovery on consumer credit card or installment accounts. Any new laws, rules or regulations that may be adopted or amended, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to recover the charged-off consumer debt.

We cannot ensure that some of the charged-off consumer debt was not established as a result of identity theft or unauthorized use of credit and, accordingly, we could not recover the amount of the charged-off consumer debt. As a purchaser of charged-off consumer debt, we may acquire debt subject to legitimate defenses on the part of the consumer. In general, for a period of 90 to 180 days after purchasing charged-off consumer debt portfolios, we are able to return to the seller of the portfolio by contract any unqualified accounts, which include bankrupt debtors, debtors who have died, debt created by identity fraud or theft, and debt paid off prior to sale of the portfolio.

EMPLOYEES

As of March 1, 2008, we had a total of 83 full-time employees and 3 part-time employees. We believe that our ability to attract, hire, and retain qualified personnel now and in the future is important to our success. As discussed more fully in the section entitled "Risk Factors; We Experience High Employee Turnover Rates and May not be Able to Hire and Retain Enough Sufficiently Trained Employees to Support our Operations", our industry experiences high turnover rates for collection personnel. Our core group of collection personnel has remained fairly stable, but we still experience high turnover rates with new collection personnel. Given industry norms for turnover, we believe that our employee relations are good. None of our employees are represented by collective bargaining agreements.

RESEARCH AND DEVELOPMENT

We have had no research or development activities since inception.

ENVIRONMENTAL MATTERS

Our current operations do not involve activities that materially affect the environment. We dispose of ordinary hazardous substances commonly found in an office environment in substantial compliance with environmental laws.

RISK FACTORS

Please carefully consider the following risk factors in addition to the other information appearing in this Form 10-KSB and our other filings with the Securities and Exchange Commission.

RECENT INSTABILITY IN THE FINANCIAL MARKETS MAY HAVE AN IMPACT ON OUR BUSINESS

The downturn in the residential real estate market in the U.S., combined with rising oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a possible recession. Individual consumers are experiencing higher delinquency rates on various consumer loans and defaults on indebtedness of all kinds has increased. Further declines in real estate values in the U.S. or elsewhere and continuing credit and liquidity concerns could further reduce our ability to collect on our purchased loan portfolios while adversely affecting their value. In addition, continued or further credit market dislocations or sustained market downturns may reduce the ability of lenders to originate new credit, limiting our ability to purchase loan portfolios in the future. Further, increased financial pressure on the distressed consumer may result in additional regulatory restrictions on our operations and increased litigation filed against us.

WE MAY NOT BE ABLE TO COLLECT SUFFICIENT AMOUNTS ON OUR DEFAULTED LOAN PORTFOLIOS TO FUND OUR OPERATIONS

Our business primarily consists of acquiring and servicing loan portfolios that debtors have failed to pay and that the credit originator has deemed uncollectible and has charged-off. The credit originators generally make numerous attempts to recover on their defaulted loans, often using a combination of in-house recovery efforts and third-party collection agencies. These defaulted loans are difficult to collect and we may not collect a sufficient amount to cover our investment associated with purchasing the defaulted loan portfolios and the costs of running our business.

WE MAY PURCHASE PORTFOLIOS THAT CONTAIN UNPROFITABLE ACCOUNTS

In the normal course of our portfolio acquisitions, some loans may be included in the portfolios that fail to conform to the terms of the purchase agreements and we may seek to return these loans to the seller for payment or replacement. However, we cannot guarantee that such sellers will be able to meet their obligations to us. Accounts that we are unable to return to sellers may yield no return. If we purchase portfolios containing too many accounts that do not conform to the terms of the purchase contracts or contain accounts that are otherwise uncollectible, we may be unable to collect a sufficient amount and the portfolio purchase could be unprofitable, which would have an adverse effect on our cash flows. If cash flows from operations are less than anticipated, our ability to satisfy our debt obligations, purchase new portfolios and our future growth and profitability may be materially and adversely affected.

WE MAY NOT BE ABLE TO PURCHASE CHARGED-OFF CONSUMER DEBT AT APPROPRIATE PRICES, AND A DECREASE IN OUR ABILITY TO PURCHASE DEBT COULD ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUE

If one or more credit originators stops selling charged-off consumer debt to us or we are otherwise unable to purchase charged-off consumer debt from credit originators at appropriate prices, we could lose a potential source of income and our business may be materially harmed.

The availability of charged-off consumer debt portfolios at prices that generate an appropriate return on our investment depends on a number of factors both within and outside of our control, including the following:

- the growth trends in the levels of debt obligations;
- the level of sales of charged-off consumer debt portfolios by credit originators;
- the number of industries selling charged-off consumer debt portfolios;
- competitive factors affecting potential purchasers and credit originators of charged-off debt, including the number of firms engaged in the collection business and the capitalization of those firms, that may cause an increase in the price we are willing to pay for portfolios of charged-off consumer debt or cause us to overpay for portfolios of charged-off consumer debt; and
- our ability to purchase portfolios in industries in which we have litle or no experience with the resulting risk of lower returns if we do not successfully purchase and collect the debt.

Because of the length of time involved in collecting charged-off debt on acquired portfolios and the volatility in the timing of our collections, we may not be able to identify trends and make changes in our purchasing strategies in a timely manner.

Although we do not currently have any forward flow contracts committing a debt seller to sell a steady flow of charged-off consumer debt to us, we have entered into such contracts in the past and may do so in the future depending upon market conditions. To the extent our competition enters into forward flow contracts, the pool of portfolios available for purchase is diminished. In addition, if we elect to enter into forward flow contracts, we would be obligated to purchase debt for a fixed percentage of the face amount and, consequently, our results of operations could be negatively impacted if the fixed percentage is in excess of the appropriate market value.

LIMITED OPERATING HISTORY

We have only been operating since February 2002, when we emerged from bankruptcy. Our business model continues to evolve with each year of operating experience as we respond to pressures in the marketplace. Our limited operating history means we do not have the benefit of the many years of experience that some other companies have and can use to modify their business plans and optimize their business strategies, such as dealing with a significant downturn in the U.S. economy. Our limited operating history makes an evaluation of our business and prospects difficult.

THE STATISTICAL MODEL WE USE TO PROJECT REMAINING CASH FLOWS FROM OUR PORTFOLIOS MAY PROVE TO BE INACCURATE, WHICH COULD RESULT IN REDUCED REVENUES OR THE RECORDING OF AN IMPAIRMENT CHARGE IF WE DO NOT ACHIEVE THE COLLECTIONS FORECASTED BY OUR MODEL

We use an internally developed collection score model to project the remaining cash flows from our portfolios. The collection score model considers known data about our accounts, including, among other things, our collection experience and changes in external market factors, in addition to all data known when we acquired the accounts. There can be no assurance, however, that we will be able to achieve the collections forecasted by our collection score model. If we are not able to achieve these levels of forecasted collections, our revenues will be reduced or we may be required to record an impairment charge, which could result in a reduction of our earnings.

WE USE ESTIMATES IN OUR REVENUE RECOGNITION AND OUR EARNINGS WILL BE REDUCED IF ACTUAL RESULTS ARE LESS THAN ESTIMATED

We utilize the interest method to determine revenue recognized on most of our loan portfolios purchased after December 31, 2006. Under this method, each pool of portfolios is modeled based upon its projected cash flows. A yield is then established which, when applied to the outstanding balance of the loan portfolios, results in the recognition of revenue at a constant yield relative to the remaining balance in the static pool. The actual amount recovered by us on portfolios may substantially differ from our projections and may be lower than initially projected. If differences are material, we may take a write-off on all or a portion of our investment, which would negatively affect our earnings.

WE MAY INCUR IMPAIRMENT CHARGES BASED ON THE PROVISIONS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS STATEMENT OF POSITION 03-03

The American Institute of Certified Public Accountants, or AICPA, previously issued SOP, 03-03, "Accounting for Loans or Certain Securities Acquired in a Transfer" provides guidance on accounting for differences between contractual and expected cash flows from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP limits the revenue that may be accrued to the excess of the estimate of expected future cash flows over a portfolio's initial cost basis. The SOP requires that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue, expense, or on the balance sheet. The SOP freezes the internal rate of return ("IRR") originally estimated when the loan portfolio pools are purchased for subsequent impairment testing. Rather than lower the estimated IRR if the expected future cash flow estimates are decreased, the carrying value of our loan portfolios would be written down to maintain the then-current IRR. Increases in expected future cash flows would be recognized prospectively through an upward adjustment of the IRR over a portfolio's remaining life. Any increased yield then becomes the new benchmark for impairment testing. The SOP provides that previously issued annual financial statements do not need to be restated. Since the SOP guidance does not permit yields to be lowered, it will increase the probability of our having to incur impairment charges in the future, which would negatively impact our profitability.

OUR GROWTH AND OPERATING RESULTS COULD BE IMPAIRED IF WE ARE UNABLE TO MEET OUR FUTURE CAPITAL NEEDS

Our ultimate success depends on our ability to continue to generate revenue through our operations. If our operations are impaired for any reason, including if the Varde loan facility is not available to supply working capital for operations and we do not have another source of funding readily available to fund our continued operations, we may be unable to meet our future capital needs. If we encounter some impairment in our ability to operate, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If unavailable, our operations could be severely limited, and we may not be able to implement our business plan in a timely manner or at all. We may not be able to access capital markets due to the lack of liquidity of our securities. If equity financing is used to raise additional working capital, the ownership interests of our existing LLC unit holders will be diluted.

ANY RUPTURE IN OUR RELATIONSHIP WITH VARDE COULD DAMAGE OUR OPERATIONS BY UNDERMINING OUR INFRASTRUCTURE LEVERAGING STRATEGY AND DAMAGING OUR REPUTATION WITHIN THE INDUSTRY

Our relationship with Varde includes the credit facility and the improved access to quality portfolios that our association with Varde provides. We rely on this relationship with Varde to ensure that we will purchase a steady stream of new portfolios that will enable us to leverage our infrastructure. Our relationship with Varde could suffer from any one of a number of factors, including:

- We could default on our obligations under the credit facility;
- Varde could refuse to fund purchases of portfolios we would like to purchase; or
- Varde could disagree with our conservatism in purchasing new portfolios and refuse to make any new advances under the credit facility.

These circumstances could result in the following effects on our operations:

- In the case of default, Varde could seize Matterhorn's assets, which consist of portfolios into which we have invested a substantial amount of our own capital;
- We could not sustain levels of portfolio purchasing that would maximize return on our infrastructure; or
- We could suffer damage to our reputation in the industry, intensifying any difficulty we might otherwise have maintaining levels of portfolio purchasing that would maximize return on our infrastructure.

Any of these effects would severely limit our ability to generate the level of collections that we believe our fixed costs can support. In addition, we would have to reduce our variable collection costs, principally by terminating collection personnel, unless we enter into third-party collection arrangements which may offset some of the decline in the volume of accounts we collect. These steps may reduce our collection efficiency, and we might find it difficult to recover quickly from the damage to our reputation in the industry. Overall, these effects would lead to reduced revenues and lower margins, and could place us at risk of our revenues not covering costs if we could not reduce costs quickly enough.

OUR INVESTORS MAY NOT RECOVER THE FULL AMOUNT OF THEIR INVESTMENT IN THE PAM FUNDS

Our operations have not produced enough income to enable us to continue to make distributions to our LLC unit holders. As a result, our LLC unit holders may not recover the full amount of their investments in the PAM Funds. Any determination with regard to the payment of future distributions will depend upon our earnings, financial condition, capital requirements and other factors deemed relevant by our Board of Directors.

THERE IS NO MARKET FOR OUR SECURITIES AND OUR OPERATING AGREEMENT RESTRICTS THE TRANSFER OF OUR SECURITIES

There is no trading market for our securities at present and there has been no trading market to date. We are not planning and do not intend to facilitate the development of a trading market for our securities. The ability to sell LLC units is also restricted by our Operating Agreement. These factors make our securities very illiquid.

WE EXPERIENCE HIGH EMPLOYEE TURNOVER RATES AND MAY NOT BE ABLE TO HIRE AND RETAIN ENOUGH SUFFICIENTLY TRAINED EMPLOYEES TO SUPPORT OUR OPERATIONS

The debt servicing and collection industry is very labor intensive and, similar to other companies in our industry, we typically experience a high rate of employee turnover for our collection personnel. Our annual turnover rate for our collection personnel who man phones contacting debtors utilizing the dialer was approximately 100%. We compete for qualified personnel with companies in our industry and in other industries. Our growth requires that we continually hire and train new collectors. A higher turnover rate among our collectors will increase our recruiting and training costs and limit the number of experienced collection personnel available to service our charged-off consumer debt. If this were to occur, we would not be able to service our charged-off debt portfolios effectively and this would reduce our ability to continue our operations.

WE SERVE MARKETS THAT ARE HIGHLY COMPETITIVE AND MAY BE UNABLE TO COMPETE WITH BUSINESSES THAT MAY HAVE GREATER RESOURCES THAN WE HAVE

We face competition in the market we serve from new and existing providers of debt collection management services, including other purchasers of defaulted loan portfolios, third-party contingent fee collection agencies and credit originators that manage their own defaulted credit rather than outsourcing it. The debt collection industry is highly fragmented and competitive, consisting of several thousand consumer and commercial agencies, most of which compete in the contingent fee business.

We face bidding competition in our acquisition of charged-off debt portfolios, and we also compete on the basis of reputation, industry experience and performance. Some of our current competitors and possible new competitors may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs, longer operating histories and more established relationships in the industry than we currently have. In the future, we may not have the resources or ability to compete successfully. As there are few significant barriers for entry to the industry, there can be no assurance that additional competitors with greater resources than ours will not enter our market. Moreover, there can be no assurance that institutions will continue to sell their defaulted debt at recent levels or at all, or that we may continue to offer competitive bids for defaulted debt portfolios. If we are unable to develop and expand our business or adapt to changing market needs as well as our current or future competitors are able to do, we may experience reduced access to defaulted debt portfolios at appropriate prices and reduced revenues.

Even if we are successful at securing third party collection arrangements, the portfolios we are collecting on behalf of a third party may consist of asset types in which we have little current experience or portfolios that have been heavily worked. Our limited experience with certain asset types and the quality of the paper may impair our ability to efficiently collect on these debts. Consequently we may not cover our collection costs from working the third party debt, our collection efficiency may go down, and we may be forced to reduce our collections infrastructure.

WE MAY NOT BE SUCCESSFUL AT ACQUIRING DEFAULTED LOANS OF NEW ASSET TYPES

We may pursue the acquisition of defaulted loan portfolios of asset types in which we have little current experience. We may not be successful in completing any acquisitions of defaulted loans of these asset types and our limited experience with these asset types may impair our ability to collect on these loans. This may cause us to pay too much for these loans and consequently we may not generate a profit from these portfolio acquisitions.

OUR COLLECTIONS MAY DECREASE IF BANKRUPTCY FILINGS INCREASE

Under certain bankruptcy filings, a debtor's assets are sold to repay credit originators, but since the charged-off consumer debt we purchase is generally unsecured we often would not be able to collect on those loans. We cannot ensure that our collections experience would not decline with an increase in bankruptcy filings. If our actual collection experience with respect to a defaulted debt portfolio is significantly lower than projected when we purchased the portfolio, our financial condition and results of operations could deteriorate.

WE MAY NOT BE ABLE TO CONTINUALLY REPLACE OUR DEBT PORTFOLIOS WITH ADDITIONAL DEBT PORTFOLIOS SUFFICIENT TO OPERATE EFFICIENTLY AND PROFITABLY

To operate profitably, we must continually acquire and service a sufficient amount of defaulted debt to generate revenue that exceeds our expenses and distributions. Fixed costs such as salaries and lease or other facility costs constitute a significant portion of our overhead and, if we do not continually replace the debt portfolios we service with additional portfolios, we may have to reduce the number of our collection personnel. We would then have to rehire collection staff as we obtain additional debt portfolios. These practices could lead to:

- low employee morale;
- fewer experienced employees;
- higher training costs;
- disruptions in our operations;
- loss of efficiency; and
- excess costs associated with unused space in our offices.

Furthermore, heightened regulation of the credit card and consumer lending industry may result in decreased availability of credit to consumers, potentially leading to a future reduction in defaulted debt available for purchase from credit originators. We cannot predict how our ability to identify and purchase debt and the quality of the debt would be affected if there is a shift in consumer lending practices, whether caused by changes in the regulations or accounting practices applicable to credit originators, a sustained economic downturn or otherwise.

OUR OPERATIONS COULD SUFFER FROM TELECOMMUNICATIONS OR TECHNOLOGY DOWNTIME OR INCREASED COSTS

Our success depends in large part on sophisticated telecommunications and computer systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty or operating malfunction, could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to access, maintain and expand the databases we use for our collection activities. Any failure of our information systems or software or our backup systems would interrupt our business operations and harm our business. Our headquarters is located in a region that is susceptible to earthquake damage, which may increase the risk of disruption of information systems and telephone service for sustained periods.

Further, our business depends heavily on services provided by various local and long distance telephone companies. A significant increase in telephone service costs or any significant interruption in telephone services could reduce our profitability or disrupt our operations and harm our business.

WE MAY NOT BE ABLE TO SUCCESSFULLY ANTICIPATE, MANAGE OR ADOPT TECHNOLOGICAL ADVANCES WITHIN OUR INDUSTRY

Our business relies on computer and telecommunications technologies and our ability to integrate these technologies into our business is essential to our competitive position and success. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles. We may not be successful in anticipating, managing or adopting technological changes on a timely basis.

While we believe that our existing information systems are sufficient to meet our current demands and continued expansion, our future growth may require additional investment in these systems. We depend on having the capital resources necessary to invest in new technologies to acquire and collect charged-off consumer debt. We cannot ensure that adequate capital resources will be available to us at the appropriate time.

OUR SENIOR MANAGEMENT TEAM IS IMPORTANT TO OUR CONTINUED SUCCESS AND THE LOSS OF ONE OR MORE MEMBERS OF SENIOR MANAGEMENT COULD NEGATIVELY AFFECT OUR OPERATIONS

The loss of the services of one or more of our executive officers or key employees could disrupt our operations. We have employment agreements with David Caldwell, our Chief Operations Officer, William Constantino, our Chief Legal Officer, and Darren Bard, our Chief Information Officer. However, these agreements do not and will not assure the continued services of these officers. The 2007 employment agreements with our executive officers currently in effect have a term of five years, ending in July 2012. Our success depends on the continued service and performance of our executive officers, and we cannot guarantee that we will be able to retain those individuals. The loss of the services of one or more of our executive officers could seriously impair our ability to continue to acquire or collect on debt and to manage and expand our business. We do not currently maintain key man life insurance for our officers.

OUR ABILITY TO RECOVER OUR DEFAULTED DEBT PORTFOLIOS MAY BE LIMITED UNDER FEDERAL AND STATE LAWS

Federal and state laws may limit our ability to recover and enforce our debt portfolios regardless of any act or omission on our part. Some laws and regulations applicable to credit card issuers may preclude us from collecting on charged-off consumer debt portfolios we purchase if the credit card issuer previously failed to comply with applicable law in generating or servicing the charged-off consumer debt. Collection laws and regulations also directly apply to our business. Additional consumer protection and privacy protection laws may be enacted that would impose additional requirements on the enforcement of and collection on consumer credit card debt. Any new laws, rules or regulations that may be adopted, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to collect on our debt portfolios and may harm our business. In addition, federal and state governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the collection of our debt portfolios. Although we cannot predict if or how any future legislation would impact our business, our failure to comply with any current or future laws or regulations applicable to us could limit our ability to collect on our charged-off debt portfolios, which could reduce our profitability and harm our business.

WE INCUR SUBSTANTIAL GENERAL AND ADMINISTRATIVE EXPENSES IN CONNECTION WITH BEING A PUBLICLY REPORTING COMPANY

Complying with the rules and regulations applicable to publicly reporting companies substantially increases our general and administrative expenses. These increased costs adversely affect our operating results by increasing expenses by an amount that is significant for a company of our size. In addition, senior management's attention to our core business is significantly diverted by these requirements, which could result in decreased collections.

WE ARE SUBJECT TO ONGOING RISKS OF LITIGATION, INCLUDING INDIVIDUAL AND CLASS ACTIONS UNDER CONSUMER CREDIT, COLLECTIONS, EMPLOYMENT AND OTHER LAWS

We operate in an extremely litigious climate and may be named as defendants in litigation, including individual and class actions under consumer credit, collections, employment, securities and other laws. Defending a lawsuit, regardless of its merit, could be costly and divert management's attention from the operation of our business. The use of certain collection strategies could be restricted if class-action plaintiffs were to prevail in their claims. In addition, insurance costs continue to increase significantly and policy deductibles also have increased. All of these factors could have an adverse effect on our consolidated financial condition and results of operations.

LIMITED LIABILITY OF OUR EXECUTIVE OFFICERS AND DIRECTORS MAY DISCOURAGE UNIT HOLDERS FROM BRINGING A LAWSUIT AGAINST THEM

Our Operating Agreement contains provisions that limit the liability of our directors for monetary damages and provide for indemnification of our officers and directors. These provisions may discourage LLC unit holders from bringing a lawsuit against our officers and directors for breaches of fiduciary duty and may also reduce the likelihood of derivative litigation against our officers and directors even though such action, if successful, might otherwise have benefited the LLC unit holders. In addition, a LLC unit holder's investment in Performance Capital Management, LLC may be adversely affected to the extent that costs of settlement and damage awards against our officers or directors are paid by Performance Capital Management, LLC pursuant to the indemnification provisions of our Operating Agreement. The impact on a LLC unit holder's investment in terms of the cost of defending a lawsuit may deter the LLC unit holder from bringing suit against one of our officers or directors. We have been advised that the SEC takes the position that these provisions do not affect the liability of any officer or director under applicable federal and state securities laws.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the name and principal occupation or employment of our directors and executive officers.

Larisa Gadd, Co-Chairperson of the Board. For a period of 16 years ending in 2004, Ms. Gadd was a business partner at Scenic Express, Inc., in Los Angeles. Scenic Express fabricates theatrical scenery for stage and screen. Currently, Ms. Gadd is instrumental in the research, acquisition, and management of commercial/industrial, residential, and resort real estate.

Lester T. Bishop, Co-Chairperson of the Board. Mr. Bishop is retired. Prior to retiring, Mr. Bishop taught kindergarten through 12th grade students for 20 years. At the same time, Mr. Bishop owned solely and in partnership with others a number of privately held businesses, including Whitiok Day Camp, Good Time Promotions, Mall Munchies, Park Riviera Motel, and Imperial Executive Suites.

Larry C. Smith, Director. Mr. Smith retired in 1994. Prior to retirement, from 1987 to 1994, Mr. Smith was a Senior Systems Engineering Manager at TRW Space Systems. Mr. Smith is a registered U.S. Patent Agent and holds three patents.

David Barnhizer, Director. Mr. Barnhizer is currently Professor of Law at Cleveland State University College of Law and has held that position since 1972. He teaches or has taught courses dealing primarily with business and environmental law.

Rodney Woodworth, Director. Mr. Woodworth retired in 1998. From 1988 to 1998, Mr. Woodworth was the Senior Vice President of Operations at Zimmerman Holdings, Inc., which is in the business of buying troubled manufacturing businesses, turning them around, growing them and then selling them.

Sanford Lakoff, Director. Mr. Lakoff is Research Professor of Political Science Emeritus at the University of California, San Diego. He has taught at UCSD since 1974, when he was appointed Founding Chair of the Department of Political Science.

Donald W. Rutherford, Director. Mr. Rutherford is CFO of BPO Management, Services, Inc., a public company, and of Grant Life Sciences, Inc., a public company, which positions he has held since April 2005 and January 2007, respectively. Mr. Rutherford is a partner with Tatum LLC in Orange County, California, which he joined in January 2000.

David J. Caldwell, Chief Operations Officer. Mr. Caldwell has served as the Chief Operations Officer of Performance Capital Management, Inc. since it was formed in February 2002.

Edward M. Rucker, Accounting Manager. Mr. Rucker has served as the Accounting Manager of Performance Capital Management, LLC since it was formed in February 2002.

Darren S. Bard, Chief Information Officer. Mr. Bard has served as the Chief Information Officer of Performance Capital Management, LLC since it was formed in February 2002.

William D. Constantino, Chief Officer of Legal Affairs. Mr. Constantino has served as the Chief Officer of Legal Affairs of Performance Capital Management, LLC since it was formed in February 2002.

MARKET FOR COMMON EQUITY, RELATED SECURITY HOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

MARKET

There is no trading market for our securities at present and there has been no trading market to date. We are not planning and do not intend to facilitate the development of a trading market.

HOLDERS OF RECORD

As of March 1, 2008, we had approximately 2,300 members, and one economic interest owner who is a non-voting LLC unit holder.

DISTRIBUTIONS

Our Operating Agreement provides that our Board of Directors may elect from time to time to make pro rata cash distributions to our investors based on their unreturned capital, until all investors receive their full capital investment back without interest. Thereafter, any distributions to our investors are to be made in proportion to their respective percentage interests in the Company.

Certain investors received approximately $19.3 million of payment from various PAM Funds prior to the bankruptcy filing. Following our February 4, 2002, emergence from bankruptcy, we made a $12 million distribution required by our plan of reorganization, leaving us with approximately $26 million of unreturned capital to distribute to our investors. From 2003 through the second quarter of 2007, we made regular quarterly distributions to our investors totaling $2.8 million, including a total of $493,000 in 2007. Any determination with regard to the payment of future distributions is at the discretion of our Board of Directors and will depend upon our earnings, financial condition, applicable distribution restrictions and capital requirements, and other factors deemed relevant by our Board of Directors.

RECENT SALES OF UNREGISTERED EQUITY SECURITIES

We did not issue or sell any equity securities during the fiscal year ended December 31, 2007.

PURCHASES OF SECURITIES

In December 2006, 13,881 LLC units, which were purchased for approximately $66,000, were retired in connection with the Company's odd lot buy back program conducted in December 2006 (discussed in further detail in the Company's annual report on Form 10-KSB for the year ended December 31, 2006).

In October 2007, a corrective ownership adjustment was made to the non-voting LLC units causing the non-voting LLC units to decrease by 49 units and increase voting LLC units by 65. Also in October 2007, 199 of previously cancelled LLC units were reinstated due to a member reestablishing ownership and 548 LLC units were voluntarily returned to the Company and the member ownerships were relinquished.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited consolidated financial statements included herein. Certain statements contained herein may constitute forward-looking statements, as discussed at the beginning of this Annual Report on Form 10-KSB. Our actual results could differ materially from the results anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in our filings with the Securities and Exchange Commission and in the subsection of Item 1 entitled "Description of Business; Risk Factors".

OVERVIEW

We acquire assets originated by federal and state banking and savings institutions, loan agencies, and other sources, for the purpose of generating income and cash flow from collecting or selling those assets. Typically, these assets consist of charged-off credit card contracts. These assets are typically purchased and sold as portfolios. We purchase portfolios using our own cash resources and funds borrowed from a third party. In 2007, we began entering into fee-based third-party collection arrangements in an effort to generate additional income and cash flow and to offset the expected decline in purchases of portfolios.

Before purchasing a portfolio, we conduct due diligence to assess the value of the portfolio. We try to purchase portfolios at a substantial discount to the actual amount of money that they will ultimately produce, so that we can recover the cost we pay for portfolios, repay funds borrowed to purchase portfolios, pay our collection and operating costs and still have a profit. We believe that market conditions currently make it difficult, although not impossible, to purchase portfolios at prices that will permit us to accomplish these objectives. We record our portfolios at cost based on the purchase price. We reduce the cost bases of our portfolios or pools: (i) based on collections under the cost recovery revenue recognition method; and (ii) by amortizing over the life expectancy of the pool under the interest revenue recognition method, which we will be using for the majority of our loan portfolios purchased in 2007 and thereafter. The cost basis of a portfolio or pool is also reduced by sales of all or a portion of a portfolio and by impairment of the net realizable value of a portfolio.

We frequently sell certain portions of portfolios we purchase, in many instances to retain those accounts that best fit our collection profile and to reduce our purchase commitment by reselling the others. We then collect those accounts we retain as a distinct portfolio. We do not generally purchase loan portfolios solely with a view to their resale, and for this reason we generally do not show portfolios on our balance sheet as "held for investment". From time to time we sell some of our portfolios either to capitalize on market conditions, to dispose of a portfolio that is not performing or to dispose of a portfolio whose collection life, from our perspective, has run its course. When we engage in these sales, we continue collecting the accounts right up until the closing of the sale.

We earn revenues from collecting our portfolios and from selling our portfolios or portions of our portfolios. Under the cost recovery method, we recognize gross revenue when we collect an account and when we sell a portfolio or a portion of it. Under the interest method of accounting, portfolio collection revenue is accrued based on each pool's effective interest rate applied to the pool's adjusted cost basis. The cost basis of each pool is increased by revenue earned and decreased by gross collections and impairments.

On our statement of operations, when using the cost recovery method, we reduce our total revenues by the cost basis recovery of our portfolios to arrive at net revenue. For collections revenue, we reduce the cost basis of the portfolio dollar-for-dollar until we have completely recovered the cost basis of the portfolio. Alternatively, the interest method applies an effective interest rate, or internal rate of return ("IRR"), to the cost basis of the pool, which remains unchanged throughout the life of the pool unless there is an increase in subsequent expected cash flows. The interest method of accounting will be used for most loan portfolios purchased after December 31, 2006. When we sell all or a portion of a portfolio, to the extent of remaining cost basis for the portfolio, we reduce the cost basis of the portfolio or pool by a pro rata percentage of the original portfolio cost.

For those portfolios where we are using the cost recovery method of accounting, our net revenues from portfolio collections may vary from quarter to quarter because the number and magnitude of portfolios where we are still recovering costs may vary, and because the return rates of portfolios whose costs we have already recovered in full may vary. Similarly, our net revenues from portfolio sales may vary from quarter to quarter depending on the number and magnitude of portfolios (or portions) we decide to sell and the market values of the sold portfolios (or portions) relative to their cost bases.

We refer to the discounted present value of the actual amount of money that we believe a portfolio will ultimately produce as the "fair value" of the portfolio. If we conduct our business successfully, the aggregate fair value of our portfolios should be substantially greater than the aggregate cost basis of our portfolios presented on our balance sheet. We must make assumptions to determine fair value, the most significant of which are the magnitude and timing of future collections and the discount rate used to determine present value. Our calculation of fair value does not take into account the cost to collect the future cash streams. Because of the inherent uncertainty associated with predicting future events, our determinations of fair value at any particular point in time are only estimates, and actual fair value could ultimately vary significantly from our estimate.

In general, we expect increases in the cost basis of our portfolios presented on our balance sheet to accompany increases in portfolio fair value. For those portfolios where we are using the cost recovery method, the magnitude and timing of our collections could cause cost basis to decline in some quarters when fair value actually increases as a result of "front-loading" our cost basis recovery instead of matching portfolio cost basis recovery to revenue on a proportionate basis over the life of the portfolio. A decrease in the magnitude of new portfolio acquisitions (i.e., failing to reinvest all of cash collections representing cost basis recovery) may still result in a fair value increase because new portfolios generally have a fair value that exceeds their purchase price.

We plan to realize the difference between fair value and cost basis over time as we collect our portfolios. We generally collect our portfolios over periods of time ranging from three to seven years, with the bulk of a portfolio's yield coming in the first three years we collect it. If we succeed in collecting our portfolios and realize the difference between fair value and cost basis, we will recover the cost we paid for them, repay the loans used to purchase them, pay our collection and operating costs, and still have excess cash.

Our statement of operations has generally reported proportionately low net revenues in periods that have substantial collections of recently purchased portfolios, due to the "front-loaded" cost basis recovery associated with portfolios where we use the cost basis recovery method. As a result, during times of rapid growth in our portfolio purchases (and probably for several quarters thereafter), our statement of operations has shown a net loss. The use of the interest method of accounting as of January 1, 2007, contributes to a decrease in this front-loading effect by amortizing the portfolio loan costs over the expected life of the loan portfolio. With fewer purchases and more collections from older portfolios whose cost bases have been completely recovered, along with the use of the interest method of accounting, our statement of operations is expected to begin reporting net income, assuming our portfolios perform over time as anticipated and we collect them in an efficient manner.

Our operating costs and expenses consist principally of salaries and benefits and general and administrative expenses. Fluctuations in our salaries and benefits correspond roughly to fluctuations in our headcount. Our general and administrative expenses include non-salaried collection costs, legal collections costs and telephone, rent and professional expenses. Fluctuations in telephone and collection costs generally correspond to the volume of accounts we are attempting to collect. Professional expenses tend to vary based on specific issues we must resolve. Interest and financing costs tend to decrease as the amount we borrow decreases.

BASIS OF PRESENTATION

We present our financial statements based on February 4, 2002, the date we emerged from bankruptcy, being treated as the inception of our business. In our emergence from bankruptcy, we succeeded to the assets and liabilities of six entities that were in bankruptcy. The equity owners of the PAM Funds approved a reorganization plan under which the owners of the PAM Funds agreed to receive ownership interests in Performance Capital Management, LLC, in exchange for their ownership interests in the predecessor entities. Our consolidated financial statements include the accounts of our parent operating company, Performance Capital Management, LLC, and its wholly-owned special purpose subsidiary Matterhorn Financial Services LLC. All significant intercompany balances and transactions have been eliminated.

CRITICAL ACCOUNTING POLICIES

Investments in Portfolios

We present investments in portfolios on our balance sheet at the lower of cost, market, or estimated net realizable value. As discussed above, we reduce the cost basis of a portfolio or a pool on a proportionate basis when we sell a portion of the portfolio, and we treat amounts collected on a portfolio or pool as a reduction to the carrying basis of the portfolio or pool. When we present financial statements we assess the estimated net realizable value of our portfolios on a portfolio-by-portfolio or pooling basis, depending on the method of accounting being used, and we reduce the value of any portfolio or pool that has suffered impairment because its cost basis exceeds its estimated net realizable value. Estimated net realizable value represents management's estimates, based upon present plans and intentions, of the discounted present value of future collections. We must make assumptions to determine estimated net realizable value, the most significant of which are the magnitude and timing of future collections and the discount rate used to determine present value. Our calculation of net realizable value does not take into account the cost to collect the future cash streams. Using the cost recovery method, once we write down a particular portfolio, we do not increase it in subsequent periods if our plans and intentions or our assumptions change. Using the interest method, if the cash flow estimates increase subsequent to recording an impairment, reversal of the previously recognized impairment is made prior to any increases to the IRR.

In the beginning of 2007, we retained an outside consultant to conduct a study to determine whether we should continue using the cost recovery method of accounting for all of our portfolios or use a method that matches portfolio cost basis to revenue over the projected life of the portfolio. The accounting method used depends largely upon a determination of our ability to accurately project the timing and amount of collections for portfolios we acquire. The consultant found that we are capable of determining the amount of revenue a portfolio is expected to generate over its life for portfolios that we have sufficient historical data and experience to accurately estimate future cash flows. As a result of this finding and further analysis by our Audit Committee members and management, our Audit Committee recommended to the Board of Directors, which approved, the use of the interest method of accounting for the majority of portfolios purchased after December 31, 2006.

We account for our investment in loan portfolios in accordance with the provisions of The American Institute of Certified Public Accountants, or AICPA, previously issued SOP. 03-03, "Accounting for Loans or Certain Securities Acquired in a Transfer" ("SOP 03-03"), using either the interest method or the cost recovery method. SOP 03-03 addresses accounting for differences between initial estimated cash flows expected to be collected from purchased loans, or "pools," and subsequent changes to those estimated cash flows. For portfolios purchased on or before December 31, 2006, and for portfolios purchased after that date where the amount and timing of future cash collections on a pool of loans are not reasonably estimable, we account for such portfolios using the cost recovery method. If the accounts in these portfolios have different risk characteristics than those included in other portfolios acquired during the same quarter, or the necessary information is not available to estimate future cash flows, then they are not aggregated with other portfolios.

Under the cost recovery method, when we collect an account in a portfolio, we reduce the cost basis of the portfolio dollar-for-dollar until we have completely recovered the cost basis of the portfolio. This method has the effect of "front-loading" expenses, which may result in a portfolio initially showing no net revenue for a period of time and then showing only net revenue once we have recovered its entire cost basis.

For the majority of portfolios purchased after December 31, 2006, we use the interested method. The interest method applies an effective interest rate, or internal rate of return ("IRR") to the cost basis of the pool, which is to remain level, or unchanged throughout the life of the pool unless there is an increase in subsequent expected cash flows. Subsequent increases in cash flows expected to be collected generally are recognized prospectively through an upward adjustment of the pool's effective interest rate over its remaining life. Subsequent decreases in expected cash flows do not change the effective interest rate, but are recognized as an impairment of the cost basis of the pool, and are reflected in the consolidated statements of operations as a reduction in revenue with a corresponding valuation allowance offsetting the investment in loan portfolios in the consolidated statements of financial condition. If the cash flow estimates increase subsequent to recording an impairment, reversal of the previously recognized impairment is made prior to any increases to the IRR.

We account for each static pool as a unit for the economic life of the pool (similar to one loan) for recognition of revenue from loan portfolios, for collections applied to the cost basis of loan portfolios and for provision for loss or impairment. Revenue from loan portfolios is accrued based on each pool's effective interest rate applied to each pool's adjusted cost basis. The cost basis of each pool is increased by revenue earned and decreased by gross collections and impairments.

When we sell a portfolio or a portion of it, to the extent of remaining cost basis for the portfolio or pool, we reduce the cost basis of the portfolio or pool by a percentage of the original portfolio cost. Our policy does not take into account whether the portion of the portfolio we are selling may be more or less valuable than the remaining accounts that comprise the portfolio.

Fair Value of Portfolios

We present the fair value of our portfolios only in the notes to our consolidated financial statements and in discussions of "Liquidity and Capital Resources," not in the basic financial statements themselves. In order to understand our financial statements, the reader must understand the concepts involved in estimation of the fair value of our portfolios, as discussed in the section above entitled "Overview". Because of the inherent uncertainty associated with predicting future events, our determinations of fair value at any particular point in time are only estimates, and actual fair value could ultimately vary significantly from our estimate.

Credit Facility

As discussed in greater detail below, our credit facility with Varde Investment Partners, L.P. ("Varde") provides for up to $25 million of capital (counting each dollar loaned on a cumulative basis) over a five-year term ending in July 2009. The facility provides for Varde to receive a residual interest in portfolio collections after all funds invested in the portfolio have been repaid (with interest) and all servicing fees have been paid. We do not record a liability for contingent future payments of residual interests due to the distressed nature of the portfolio assets and the lack of assurance that collections sufficient to result in a liability will actually occur. When such payments actually occur, we will reflect them in our statement of operations as other financing costs. For the foreseeable future, we intend to continue seeking new large dollar-volume portfolio purchases using our loan facility with Varde.

OPERATING RESULTS

For ease of presentation in the following discussions of "Operating Results" and "Liquidity and Capital Resources", we round amounts less than one million dollars to the nearest thousand dollars and amounts greater than one million dollars to the nearest hundred thousand dollars.

Comparison of Results for the Years Ended December 31, 2007 and December 31, 2006

The following discussion compares our results for the years ended December 31, 2007 and December 31, 2006. Our net loss was $769,000 in 2007 compared to a net loss of $701,000 in 2006.

Revenue

Our total net revenues decreased by $159,000 to $7.4 million for the year ended December 31, 2007, from $7.6 million for the year ended December 31, 2006. This was largely due to a decrease in net revenues from portfolio sales, which were $75,000 in 2007 as compared to $562,000 in 2006, a $487,000 decrease. Portfolio collections provided 99.0% of our total net revenues in the year ended December 31, 2007, and 92.6% of our total net revenues for the year ended December 31, 2006. The decrease in net revenues from fewer portfolio sales was offset in part by the effect of using the interest method of accounting to recognize revenue from the majority of the portfolios we purchased after December 31, 2006. If the cost recovery method was used for all net portfolio collection revenue for the year ended December, 31, 2007, net portfolio collection revenue would be $792,000 less for the year ended December 31, 2007, and the net loss would be $490,000 more.

During 2006, we saw our total revenues from collections increase as we began to exploit the purchases we made in 2005 and 2006. In 2005, we acquired $11.5 million of new portfolios ($11.0 million after adjusting for a January 2006 sale of a $461,000 portion of a portfolio purchased in December 2005). We purchased $3.3 million of new portfolios, ($3.1 million after considering the portion that was immediately sold) in the year ended December 31, 2007, as compared to $4.2 million of portfolio purchases in the year ended December 31, 2006. If we are unable to acquire new portfolios that meet our criteria for generating net income, our revenues will remain flat or continue to decline, which decreases the amount of funds we have available to purchase portfolios. We expect, however, our portfolio purchases in 2008 to be at or higher than our portfolio purchases in 2007. In an effort to offset lower overall portfolio purchases in 2006 and 2007 and maintain collection efficiency, we have begun implementing other collection strategies, such as serving as a third-party collection agency and expanding use of the judicial process to collect specific accounts determined to be suitable for such an approach, as well as improving the accuracy and currency of debtor contact information contained in our databases.

Our gross collections from portfolios are decreasing as we experience the effects of fewer portfolio purchases. During 2006, our gross collections on loan portfolios increased to $13.5 million as we began to exploit the purchases we made in 2005 and 2006. Our gross collections on loan portfolios were $11.5 million in the year ended December 31, 2007, a $2.0 million decrease over the previous year. Despite the decrease in year-to-year gross collections, total net portfolio collection revenue actually increased to $7.3 million in the year end December 31, 2007, from $7.0 million in the year ended December 31, 2006. The increase was due principally to use of the interest method for portfolios purchased after December 31, 2006, which added $792,000, before the impairment charge, to net revenues from portfolio collections in 2007 and accounted for $329,000 increase over 2006. The higher amount of loan portfolios that are fully recovered also contributed to the increase in net revenues by reducing the amount of cost recovery applied against gross collections.

In an effort to increase the number of accounts we service to maximize use of our collection infrastructure, we started a program within Performance Capital Management to collect debt owned by others. In January 2007, we entered into a third-party collection arrangement and began collecting on portfolios owned by another party. Third-party debt collection arrangements are generally commission-based with the objective of earning fees in excess of the costs to collect. We will enter into third-party collection arrangements that we believe will produce enough income in fees to generate net returns. The net revenue we received in 2007 from third-party collections was $155,000. We do not yet know how effective this line of business will be. Our success is largely dependent upon the volume of such arrangements we secure and the quality and types of debt we service for third parties. If the portfolios have been heavily worked or we are not experienced at collecting the type of accounts being serviced, we may not generate income from such third party collections in excess of our costs of collection. During 2008, we plan to periodically assess the performance of our third-party collections program to determine if we should continue or eliminate it. This decision will be based largely upon our ability to expand the number of arrangements where we are collecting on behalf of others and the level of total collections we generate from such arrangements.

In addition to acquiring our own portfolios and acting as a third-party collection agency, we are taking other steps to increase our revenues and collection efficiency, such as expanding use of the legal process to collect specific accounts determined to be suitable for such an approach and improving the accuracy and currency of debtor contact information contained in our databases. We substantially increased our legal collections efforts during 2007, and plan to continue to focus on such efforts in 2008, as we seek to generate revenue from accounts we believe might otherwise not be collectible. The level of our expenditures on legal collections going forward will, however, depend on the results of such efforts from expenditures made in 2007.

We initiate collection lawsuits on our own behalf, thereby internalizing the costs of such collections. We also utilize our network of third party law firms on a commission basis in cases where we determine that it is financially or strategically prudent. Legal collections tend to have longer time horizons but are expected to contribute to an increase in returns over two to five years. The method used to select accounts for legal collections is a critical component of a successful legal collections program. If accounts that have a higher likelihood of being collected using legal process are accurately selected, overall collection efficiency should increase. We do not have a set policy regarding when to initiate legal process. Given the varying nature of each case, we exercise our business judgment following an analysis of accounts using computer-based guidance to determine when we believe using legal process is appropriate (i.e., where a debtor has sufficient assets to repay the indebtedness and has, to date, been unwilling to pay).

With all of our collections efforts, we are keenly aware that claims based on the Fair Debt Collection Practices Act ("FDCPA") and comparable state statutes may result in lawsuits, including class action lawsuits, which could be material to the Company due to the remedies available under these statutes, including punitive damages. No such lawsuits have been filed against the Company.

Net revenues from portfolio sales of $562,000 for the year ended December 31, 2006, exceeded net revenues from portfolio sales of $75,000 for the year ended December 31, 2007, by $487,000. We may engage in further sales if we identify portfolios or portions of portfolios that are not performing to our expectations and we believe market conditions are acceptable. We continue collection efforts for certain accounts in these portfolios right up until the point of sale. We also anticipate continuing to sell portions of newly acquired portfolios from time to time, but do not expect to generate substantial net revenues from these sales.

If we exclude the effect of portfolio sales, our net loss for the year ended December 31, 2006 increases to a net loss of $1,263,000 compared to a net loss of $843,000 for the year ended December 31, 2007. Our net loss, excluding the effect of portfolio sales, decreased substantially, despite decreased total revenues from collections, due to the use of the interest method for most portfolios purchased after December 31, 2007. Also, a large portion of our portfolios accounted for under the cost recovery method have become fully recovered, resulting in an increase in net revenue.

During the twelve months ended December 31, 2007, we generated positive cash flow from operating activities of $1.3 million, enabling us to make distributions to our investors and pay down third-party loans. Members' equity, however, decreased by $1.3 million for the year ended December 31, 2007. This significant decline in members' equity is attributed to distributions made to investors of $493,000, and a net loss from operations of $769,000, which resulted in part from the rising cost of portfolios and expenses of $468,000 associated with our increased emphasis on legal collections in 2007, much of which we expect to recoup in future revenue from legal collections. Also, interest expenses and other costs of $593,000, arising from the use of financing to purchase portfolios, added to the expenses we incurred in 2007.

Operating Expenses

Our total operating costs and expenses increased to $7.6 million in 2007 from $7.4 million in 2006, due primarily to: (i) the expenses associated with our increased emphasis on our legal collection program, which resulted in $326,000 more in expenses than in 2006; (ii) the increase in audit fees of $48,000, due partially to the work done to apply the interest method of accounting to our portfolios; and (iii) a 2007 year end impairment expense of $302,000, due to actual portfolio collections coming in at a slower rate than forecasted using the interest method. These increases were offset by lower rental expenses at our new Buena Park location, reduced legal and telephone expenses, and a decrease in overall salaries and benefits. Higher expenses in the fourth quarter of 2006 were primarily due to costs incurred in connection with the move to our new facility and the offer and repurchase of LLC units from LLC unit holders through the odd lot buy back program.

Our ratio of operating costs and expenses to total revenues from collections (i.e., excluding the effect of portfolio sales), a measure of collection efficiency, was 65.9% in 2007 and 55.1% in 2006. The decline in collection efficiency is the result of a decrease in collection revenues and a corresponding increase in operating costs and expenses, primarily due to an increase in legal collections costs, which requires significant front end expenses with the anticipated payout coming at a later date.

Our interest expense and other financing costs decreased to $593,000 in 2007 from $809,000 in 2006, a $215,000 decrease. The decrease was due primarily to paying down the debt that is due to Varde. The Varde debt decreased to $3.6 million at December 31, 2007 compared to $4.5 million at December 31, 2006. We intend to continue monitoring the magnitude of the change in the margin by which our total collection revenues exceed our operating costs and expenses relative to the principal and interest we pay to Varde under the credit facility to ensure that the Varde facility provides additional liquidity to us and does not result in loan payments that will deplete our cash balances. In order to maintain the working capital necessary to run our operations, we anticipate maintaining a careful balance between portfolios we purchase using our own cash (where collection revenues are immediately available to us in full) and portfolios we purchase using the Varde credit facility (where we must immediately apply a substantial portion of collections to debt service).

Our general and administration expenses remained stable at approximately $3.1 million in 2007 and 2006. The increase in collection legal costs and accounting costs were offset by the decrease in rent, telephone and general legal costs as well as our salaries and benefits expenses, which were $88,000 lower in 2007 than in 2006. We expect our operating expenses to remain relatively constant due to our efforts to continue to utilize our existing infrastructure as we work to increase portfolio collection revenues.

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents remained approximately the same. Cash and cash equivalents, including restricted cash, was $1.1 million at December 31, 2007 compared to a balance of $1.2 million at December 31, 2006. During 2007, our portfolio collections and sales generated $12.0 million of cash, we borrowed $1.6 million, and we used $7.8 million for operating and other activities, $1.6 million for purchases of new portfolios, $2.5 million to repay loans, and $493,000 for distributions to our LLC unit holders.

In the latter part of 2006 and in the first half of 2007, we made expenditures associated with the repurchase of LLC units from our unit holders through the buy back program and the move to our new offices. In the beginning of 2007, we also began a third party collections program and to expand our legal collections efforts, both of which require front-end investment with the goal of producing positive cash flows in the future. Foregoing the payment of regular distributions to our LLC unit holders beginning in third quarter of 2007 and fewer portfolio purchases in 2007, approximately $909,000 lower than in 2006, helped to offset the increase in expenditures and enabled us to maintain cash reserves at a comparable level to 2006.

We plan to continue focusing on building our cash reserves in 2008. If successful, we intend to use more of our own funds and less borrowed funds to purchase portfolios, in order to reduce the corresponding interest expense and financing costs, with the overall objective of implementing our business plan – to recover the cost we pay for our portfolios, repay funds borrowed to purchase portfolios, pay our collecting and operating costs and still have a profit. In addition to foregoing distributions, we will continue to monitor our collection infrastructure to maximize efficiencies in an effort to maintain or reduce expenses.

Historically, our primary sources of cash have been cash flows from operations and borrowings. Recently, cash has been used for acquisitions of loan portfolios, payment of cash distributions to our unit holders, repayments of borrowings, purchases of property and equipment, growing our legal collections program and general working capital.

Excluding the results from portfolio sales in the year ended December 31, 2007, our operating, interest and other expenses of $8.2 million exceeded our total net revenues from collections of $7.3 million. We believe these results are partly due to the higher prices of recently purchased portfolios. In an effort to offset the decline in portfolio purchases, we continue to strive to maximize the use of our collections infrastructure by focusing our efforts on collecting the right portfolios or portions of portfolios in an efficient manner as well as increase our legal collections. We believe our future results will reflect progress in this area.

Cash generated from operations is dependent upon our ability to collect on our loan portfolios. Many factors, including the economy and our ability to hire and retain qualified collectors, are essential to our ability to generate cash flows. Fluctuations in these factors that negatively impact our business could have a material impact on our expected future cash flows.

According to the February 2006 issue of Collections and Credit Risk, buyers have abandoned the old rule of thumb that they will collect three times a portfolio's purchase price in three years and instead are settling for collecting two to two and a half times the portfolio's purchase price in three to five years.

The percentage of funds that we contributed to a Matterhorn portfolio purchase using the Varde credit facility in 2007 was generally lower in proportion to the purchase price than in 2005 and 2006, resulting in larger loans and commensurately higher interest expense and other financing costs per loan. We expect this to continue in 2008 unless we are able to sufficiently increase our cash reserves and thereby increase our percentage of participation in Matterhorn purchases as well as purchase portfolios without Varde funds.

In June 2007, we entered into an amendment to the Master Loan Agreement with Varde to extend the maturity date for principal and any other accrued but unpaid amounts on each loan purchased on or after the effective date of the amendment from up to two years to up to three years. This change was made to allow more time for a portfolio purchased using the Varde facility to generate sufficient collection revenues to pay the balance of the Varde loans, including interest expense and other financing costs, in full by their due dates.

On November 27, 2007, we entered into a letter agreement with Varde that modified the loan terms of five of our outstanding loans by extending the loan repayment periods from two to three years, with scheduled minimum payments of principal and interest due every six months during the term. The percentage of the principal balance that is required to be paid on the scheduled due dates varies with each loan. The five loans had an unpaid principal balance of $2.3 million at December 31, 2007. The loans continue to bear interest at the rate of 12% per annum. The other outstanding Varde loans are already on three-year terms since they were made on or after the effective date of the amendment to the Master Loan Agreement with the exception of a loan made on November 11, 2007, with a principal balance of approximately $239,000 at December 31, 2007, which has a term of two and one-half years and is scheduled to be paid in full in April, 2008. A Matterhorn loan portfolio that originated in June 2007 did not generate enough collection revenue to meet its first minimum principal threshold point in December 2007 that was called for under the loan agreement with Varde. A remedial payment to cover the difference was made to Varde in the amount of approximately $16,000 in March 2008.

During 2007, we purchased $3.1 million of portfolios (net of the $204,000 portion that was immediately sold). In the year ended December 31, 2006, we purchased $4.2 million of new portfolios. Our assessment of market conditions, as well as the amount of liquid cash and other financial resources we have available to us, will continue to determine whether and when we purchase portfolios. In an attempt to compete in a highly competitive marketplace and operate as efficiently as possible, we will continue to focus on becoming more sophisticated in determining which portfolios or portions of portfolios provide the greatest return and which bring collection efficiency down. As a result of this analysis, we continue to focus our collection efforts on those portions of portfolios that we expect will generate the most returns.

We have used our dialer to ensure that our collectors focus on portfolios that continue to show results. By monitoring the results of calls originated through our dialer, we identified portfolios that required more cost to collect than others. Particularly where we had worked to collect these portfolios over an extended period of time, we determined that some of our portfolios' collection lives had run their course from our perspective. We sold a number of older portfolios identified by this process in the first quarter of 2006. We believe this process of constantly evaluating portfolio returns against costs of collection should continue to improve the balance between our new and old portfolios. We will continue to sell portfolios or portions of portfolios if we believe market conditions are acceptable and portfolio performance is not up to our expectations.

Our portfolios provide our principal long-term source of liquidity. Over time, we expect to convert our portfolios to cash in an amount that equals or exceeds the cost basis of our portfolios. In addition, some portfolios whose cost bases we have completely recovered will continue to return collections to us. The total fair value of our portfolios includes fair value attributable to the residual interests of third parties in collections once all funds (including funds invested by us) invested in a portfolio have been repaid (with interest) and all servicing fees have been paid. The retained fair value of our portfolios excludes fair value attributable to these residual interests. Our calculation of fair value does not take into account the cost to collect the future cash streams.

Our estimate of the total fair value of our portfolios at December 31, 2007, decreased $5.4 million to $16.6 million from $22.0 million at December 31, 2006. At the same time, the cost basis of our portfolios decreased to $3.2 million at December 31, 2007, from $5.0 million at December 31, 2006. Our estimate of the retained fair value of our portfolios at December 31, 2007, decreased $5.2 million to $16.1 million from $21.3 million at December 31, 2006. Correspondingly, our notes payable used to purchase portfolios decreased from $4.5 million at December 31, 2006 to $3.6 million at December 31, 2007. The decrease in the fair value can be due to factors such as the availability of new portfolios, market pricing conditions for new portfolios, and the timing of loan repayments and residual interest payments to Varde.

Our estimates of fair value decreased due principally to gross cash collections and portfolio sales of $12.0 million exceeding the fair value of the $3.1 million of new portfolio purchases (net of the $204,000 portion that was immediately sold) in 2007. Our portfolio cost basis also decreased, due principally to the cost basis recovery associated with our collections and sales exceeding the $3.1 million of portfolio purchases made in year ended December 31, 2007. Whether the fair value and cost basis of our portfolios will resume the growth we experienced in 2005 will depend on our ability to find portfolios at a reasonable price in a very competitive market. The purchase of portfolios is also limited by the amount of cash we have available to purchase portfolios. If we can find reasonably priced portfolios, we believe our portfolio fair value and cost basis will increase in the near term because we can use the Varde credit facility as well as reinvest some cash proceeds from collections to purchase new portfolios. Long-term growth in portfolio fair value and cost basis will depend on whether market conditions continue to permit us to purchase portfolios at reasonable prices and on our financial resources.

We used a discount rate of 20% to determine the fair values of our portfolios at December 31, 2007 and 2006. The following table sets forth alternative estimates of total fair value, retained fair value, and the portion of fair value attributable to residual interests of third parties in collections, if we assessed collection risk as higher (using a discount rate of 25%) or lower (using a discount rate of 15%).

	Total Fair Value December 31,		Retained Fair Value December 31,		Fair Value of Residual Interests December 31,	
	2007	2006	2007	2006	2007	2006
	($ in millions)		($ in millions)		($ in millions)	
Higher collection risk (25% discount rate)	$ 15.5	$ 20.5	$ 15.1	$ 19.9	$ 0.4	$ 0.6
Assumed collection risk (20% discount rate)	$ 16.6	$ 22.0	$ 16.1	$ 21.3	$ 0.5	$ 0.7
Lower collection risk (15% discount rate)	$ 17.9	$ 23.8	$ 17.4	$ 23.0	$ 0.5	$ 0.8

The decrease in the fair value of our portfolios from 2006 to 2007 was largely due to fewer new portfolio purchases and a decrease in the rate of collections. Our estimates of fair values also would change if we revised our projections of the magnitude and timing of future collections and accounted for the cost to collect the portfolios. Because of the inherent uncertainty associated with predicting future events, our determinations of fair value at any particular point in time are only estimates, and actual fair value could ultimately vary significantly from our estimate.

We do not present the portion of fair value attributable to residual interests of third parties in collections as a liability in our financial statements, although it does represent a contingent obligation to make payments to a third party. Because we will receive a servicing fee and our share of residual collections, we believe collections of the specified portfolios will generate funds sufficient to pay these residual interests to third parties as they come due and cover our operating costs, with the potential for some profit on our part.

With a decrease in total collection revenues, we will reserve a greater portion of our cash to pay for operating expenses, focusing primarily upon utilizing our collections infrastructure and legal collections to work our existing portfolios.

Beginning in April 2003, we began making quarterly distributions to our unit holders. During 2006, we made distributions totaling $664,000. We made a distribution of $161,000 in each of January 2007, April 2007 and July 2007 relating to quarters ended December 31, 2006, March 31, 2007, and June 30, 2007, respectively. In order to provide additional working capital necessary to run our business, however, our Board of Directors decided to forego payment of regular distributions to our members and interest holders beginning in the third quarter of 2007. Any determination with regard to the payment of future distributions is at the discretion of our Board of Directors and will depend upon our future earnings, financial condition, applicable distribution restrictions and capital requirements and other factors deemed relevant by our Board of Directors.

Our agreement with Varde provides us with a source of capital to purchase new portfolios. The agreement provides up to $25 million of capital (counting each dollar loaned on a cumulative basis) over a five-year term. We will never have outstanding indebtedness approaching the full $25 million at any one time, due to the cumulative nature of the facility. At December 31, 2007, Matterhorn owed $3.6 million under the facility in connection with purchases of certain charged-off loan portfolios. Under the credit facility, Varde has a first priority security interest in Matterhorn's assets. The assets of Matterhorn that provide security for Varde's loan were carried at a cost of $2.0 million at December 31, 2007. The loan advances have minimum payment threshold points with terms of up to three years and bear interest at the rate of 12% per annum. These obligations are scheduled to be repaid in full on dates ranging from April 2008 to June 2010. Once all funds (including those invested by us) invested in a portfolio financed by Varde have been repaid (with interest) and all servicing fees have been paid, Varde will begin to receive a residual interest in collections of that portfolio. Depending on the performance of the portfolio, these residual interests may never be paid, they may begin being paid a significant time later than Varde's loan is repaid (i.e., after the funds invested by us are repaid with interest), or, in circumstances where the portfolio performs extremely well, the loan could be repaid early and Varde could conceivably begin to receive its residual interest on or before the date that the loan obligation was originally scheduled to be paid in full. The amount of remaining available credit under the facility at December 31, 2007 was $10.7 million. Matterhorn has borrowed a total of $14.3 million, with $3.6 million outstanding at December 31, 2007.

There can be no assurance that Varde will advance any new money under the facility, because in each instance Varde must approve of the portfolio(s) we propose to acquire and the terms of the acquisition. We do not have any plans to raise equity capital. Based on our cash position and current financial resources, we believe we have adequate capital resources to continue our business as presently conducted for the next twelve months. We plan to continue to use the Varde credit facility to maximize the return on our infrastructure and to continue to reduce variable costs required to collect each dollar of revenue. We have also taken steps to increase the volume of accounts we service other than through new portfolio acquisitions to maximize use of our collections infrastructure, such as increased legal collections and third party collections arrangements, and will continue to consider other alternatives, if the economic returns to us seem reasonable.

We plan to continue making expenditures on legal collections in 2008, but the level of the expenditures will depend on the results of our legal collections efforts from the amounts we invested in the program in 2007. We may from time to time acquire capital assets on an as needed basis. Our most significant capital assets are our dialer and our telephone switch. We are currently in the process of replacing our dialer due to the manufacturer of the dialer no longer supporting the system. We have budgeted spending between approximately $60,000 and $70,000 for the new dialer.

RECENT ACCOUNTING PRONOUNCEMENTS

We continue to assess the effects of recently issued accounting standards. The impact of all recently adopted and issued accounting standards has been disclosed in the footnotes to our audited Consolidated Financial Statements, Note 4.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MOORE STEPHENS WURTH FRAZER AND TORBET, LLP
Certified Public Accountants and Consultants

171 South Anita Drive, Suite 100
Orange, California 92868
(714) 634-1090 Fax (714) 937-5183
www.mswft.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Performance Capital Management, LLC
Buena Park, California

We have audited the accompanying consolidated balance sheets of Performance Capital Management, LLC (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, members' equity and cash flows for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Performance Capital Management, LLC as of December 31, 2007 and 2006, and the relatedconsolidated statements of operations, members' equity and cash flows for the years ended December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Moore Stephens Wurth Frazer and Torbet, LLP

March 31, 2008
Orange, California

PERFORMANCE CAPITAL MANAGEMENT, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash and cash equivalents	$ 693,227	$ 689,888
Restricted cash	397,393	491,400
Other receivables	16,655	28,984
Purchased loan portfolios, net	3,222,642	5,000,942
Property and equipment, net	365,727	430,119
Deposits	36,575	80,463
Prepaid expenses and other assets	107,074	100,274
Total assets	$ 4,839,293	$ 6,822,070

LIABILITIES AND MEMBERS' EQUITY

	2007	2006
LIABILITIES:		
Accounts payable	$ 104,517	$ 165,996
Accrued liabilities	601,243	423,367
Accrued interest	37,513	46,040
Notes payable	3,630,359	4,455,460
Income taxes payable	23,580	27,580
Total liabilities	4,397,212	5,118,443
COMMITMENTS AND CONTINGENCIES	-	-
MEMBERS' EQUITY	442,081	1,703,627
Total liabilities and members' equity	$ 4,839,293	$ 6,822,070

PERFORMANCE CAPITAL MANAGEMENT, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

		2007		2006
REVENUES:				
Portfolio collections , net	$	7,329,722	$	7,000,918
Portfolio sales, net		74,555		561,986
TOTAL NET REVENUES		7,404,277		7,562,904
OPERATING COSTS AND EXPENSES:				
Salaries and benefits		4,154,070		4,241,885
General and administrative		3,047,676		3,097,935
Provision for portfolio impairment		302,000		-
Depreciation		99,395		104,282
Total operating costs and expenses		7,603,141		7,444,102
INCOME (LOSS) FROM OPERATIONS		(198,864)		118,802
OTHER INCOME (EXPENSE):				
Interest expense and other financing costs		(593,364)		(808,542)
Interest income		10,237		15,793
Other income		38,585		2,529
Total other expense, net		(544,542)		(790,220)
INCOME (LOSS) BEFORE INCOME TAX PROVISION		(743,406)		(671,418)
INCOME TAX PROVISION		25,180		29,180
NET LOSS	$	(768,586)	$	(700,598)
NET LOSS PER UNIT BASIC AND DILUTED	$	(1.40)	$	(1.24)
WEIGHTED AVERAGE NUMBER OF OUTSTANDING LLC UNITS		549,911		550,244

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE CAPITAL MANAGEMENT, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Member Units		Unreturned Capital		Retired or Abandoned Capital		Accumulated Deficit		Total Members' Equity
Balance, December 31, 2005	563,926	$	23,979,042	$	485,741	$	(21,331,102)	$	3,133,681
Reinstatement of units to investors	199		11,938		(11,938)		-		-
Repurchase of units from investors	(13,881)		(574,909)		574,909		(65,935)		(65,935)
Distributions to investors			(663,521)		-		-		(663,521)
Net loss			-		-		(700,598)		(700,598)
Balance, December 31, 2006	550,244	$	22,752,550	$	1,048,712	$	(22,097,635)	$	1,703,627
Adjustment to repurchased units	16		1,706		(592)		(1,114)		-
Reinstatement of units to investors	199		17,338		(17,338)		-		-
Member units returned by investors	(548)		(21,164)		21,164		-		-
Distributions to investors			(492,960)		-		-		(492,960)
Net loss			-		-		(768,586)		(768,586)
Balance, December 31, 2007	549,911	$	22,257,470	$	1,051,946	$	(22,867,335)	$	442,081

PERFORMANCE CAPITAL MANAGEMENT, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (768,586)	$ (700,598)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Increase in allowance on loan portfolios	302,000	-
Depreciation	99,395	104,282
Loss on disposal of fixed assets	-	1,677
(Increase) decrease in assets:		
Other receivables	12,329	(3,306)
Purchased loan portfolios	1,476,300	3,445,782
Prepaid expenses and other assets	(6,800)	(32,148)
Deposits	43,888	-
Increase (decrease) in liabilities:		
Accounts payable	(61,479)	87,353
Accrued liabilities	177,876	76,813
Accrued interest	(8,527)	15,815
Income taxes payable	(4,000)	-
Net cash provided by operating activities	1,262,396	2,995,670
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to property and equipment	(35,003)	(394,910)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in restricted cash	94,007	(111,048)
Borrowings on loans payable	1,636,787	2,379,418
Repayment of loans payable	(2,461,888)	(5,260,463)
Distributions to investors	(492,960)	(663,521)
Repurchase of units from investors	-	(65,935)
Net cash used in financing activities	(1,224,054)	(3,721,549)
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,339	(1,120,789)
CASH AND CASH EQUIVALENTS, beginning of period	689,888	1,810,677
CASH AND CASH EQUIVALENTS, end of period	$ 693,227	$ 689,888
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION:		
Income taxes paid	$ 29,180	$ 29,180
Interest paid	$ 481,783	$ 680,236

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Organization and Description of Business

Performance Capital Management, LLC ("PCM LLC") and its wholly-owned subsidiary, Matterhorn Financial Services, LLC ("Matterhorn") (collectively the "Company", unless stated otherwise) are engaged in the business of acquiring assets originated by federal and state banks and other sources, for the purpose of generating income and cash flow from managing, collecting, or selling those assets. These assets consist primarily of non-performing credit card loan portfolios and are purchased and sold as portfolios ("portfolios"). Additionally, some of the loan portfolios are assigned to third-party agencies for collection.

Reorganization under Bankruptcy

PCM LLC was formed under a Chapter 11 Bankruptcy Reorganization Plan ("Reorganization Plan") and operating agreement. The plan called for the consolidation of five California limited partnerships and a California corporation into the new California limited liability company. The five California limited partnerships were formed for the purpose of acquiring investments in or direct ownership of non-performing credit card loan portfolios from financial institutions and other sources. The assets of the five limited partnerships consisted primarily of non-performing credit card loans, as well as cash. In late December 1998, these six entities voluntarily filed bankruptcy petitions, which were later consolidated into one case. PCM LLC was formed on January 14, 2002 and commenced operations upon the confirmation of the Reorganization Plan on February 4, 2002. The entities that were consolidated under the Reorganization Plan are as follows:

- Performance Capital Management, Inc., a California corporation;
- Performance Asset Management Fund, Ltd., a California limited partnership;
- Performance Asset Management Fund II, Ltd., a California limited partnership;
- Performance Asset Management Fund III, Ltd., a California limited partnership;
- Performance Asset Management Fund IV, Ltd., a California limited partnership; and
- Performance Asset Management Fund V, Ltd., a California limited partnership.

PCM LLC refers to all of the limited partnerships as a group as the "PAM Funds".

A total of approximately $57,425,000 was raised over the period 1991 to 1994 by selling limited partnership interests in the PAM Funds. PCM LLC's operating agreement provides that the Board of Directors may elect from time to time to make pro rata cash distributions to the PCM LLC investors based on their unreturned capital, until all investors receive their full capital investment back without interest. Thereafter, any distributions to the investors are to be made in proportion to their respective percentage interests in PCM LLC.

Certain investors received approximately $19.3 million of payment from various PAM Funds prior to the bankruptcy filing. Following the PCM LLC February 4, 2002, emergence from bankruptcy, PCM LLC made a $12 million distribution required by the Reorganization Plan, leaving approximately $26 million of unreturned capital to distribute to the PCM LLC investors. From 2003 through the second quarter of 2007, PCM LLC made regular quarterly distributions to its investors totaling $2.8 million. The balance of unreturned capital at December 31, 2007 was approximately $23 million. Any determination with regard to the payment of future distributions is at the discretion of the PCM LLC Board of Directors and will depend upon the Company's future earnings, financial condition, applicable distribution restrictions and capital requirements and other factors deemed relevant by the PCM LLC Board of Directors.

Wholly-owned Subsidiary

In July 2004, the Company completed a credit facility (effective June 10, 2004) with Varde Investment Partners, L.P. ("Varde"), a participant in the debt collection industry, to augment portfolio purchasing capacity using capital provided by Varde. To implement the agreement, PCM LLC created a wholly-owned subsidiary, Matterhorn. The facility provides for up to $25 million of capital (counting each dollar loaned on a cumulative basis) over a five-year term. Varde is not under any obligation to make a loan to Matterhorn and Varde must agree on the terms for each specific advance under the loan facility. Under the terms of the facility, Varde will receive both interest and a portion of any residual collections on the portfolios acquired with a loan, after repayment of the purchase price (plus

Note 1 – Organization and Description of Business (continued)

interest) to Varde and the Company and payment of servicing fees. Portfolios purchased using the facility will be owned by PCM LLC's subsidiary, Matterhorn. Varde has a first priority security interest in Matterhorn's assets securing repayment of its loans. In June 2007, the Company entered into an amendment to the Master Loan Agreement with Varde. The amendment extends the maturity date for principal and any other accrued but unpaid amounts on each loan from up to two years to up to three years for portfolio purchases using the Varde facility made on or after the effective date of the amendment.

Note 2 - Basis of Presentation

Reporting Entity

PCM LLC is a successor entity of six companies emerging from bankruptcy (see Note 1). The accompanying balance sheets, statements of operations, members' equity, and cash flows include balances and transactions since the emergence from bankruptcy. Matterhorn was consolidated in the financial statements as a wholly-owned subsidiary starting in the third quarter of 2004.

Fresh Start Accounting

Statement of Position 90-7 issued by the American Institute of Certified Public Accountants ("SOP 90-7") addresses accounting for companies in reorganization under the bankruptcy code. For certain entities, SOP 90-7 requires "fresh start accounting" which records a revaluation of assets to fair values and an adjustment of liabilities to present values.

SOP 90-7 also requires the following procedures for entities that adopt fresh start accounting:

1. The reorganization value of the entity should be allocated to the entity's assets following FAS 141;

2. Liabilities other than deferred taxes should be stated at present values of amounts to be paid using current interest rates;

3. Deferred taxes should be presented in conformity with generally accepted accounting principles. Benefits realized from preconfirmation net operating loss carryforwards should reduce reorganization value in excess of amounts allocable to identifiable assets and other intangibles until exhausted and be reported as a direct addition to paid-in capital thereafter;

4. Changes in accounting principles that will be required for the emerging entity within the twelve months following the adoption of fresh start accounting should be adopted at the same time fresh start accounting is adopted.

SOP 90-7 also requires the following disclosure in the initial financial statements after fresh start accounting has been adopted:

1. Adjustments to the historical amounts of individual assets and liabilities;
2. The amount of debt forgiveness;
3. The amount of prior retained earnings or deficit eliminated; and
4. Other important matters in determining reorganization value.

Management reviewed these requirements and determined that fresh start accounting was not applicable because assets exceeded liabilities prior to confirmation of the Reorganization Plan and existing limited partners retained a majority interest in the successor entity.

Note 2 - Basis of Presentation (continued)

For entities that do not meet the requirements for fresh start accounting, SOP 90-7 requires that liabilities compromised by a confirmed bankruptcy plan be stated at present value of amounts to be paid, using current interest rates. Debt forgiveness, if any, should be reported as an extraordinary item. As part of the Reorganization Plan, no debt forgiveness existed and all liabilities subject to compromise were presented on the face of the balance sheet as pre-petition claims with disclosures required by SOP 90-7. These claims have been paid or settled by December 31, 2003.

Transfer of Assets to Successor Company

Assets were transferred at historical carrying values and liabilities were assumed as required by the bankruptcy confirmation plan.

Note 3 - Summary of Significant Accounting Policies

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates have been made by management with respect to the timing and amount of collection of future cash flows from non-performing credit card loan portfolios. Among other things, the estimated future cash flows of the portfolios are used to recognize impairment in the purchased loan portfolios. Management reviews the estimate of future collections and it is reasonably possible that these estimates may change based on actual results and other factors. A change could be material to the financial statements.

Cash and Cash Equivalents

The Company defines cash equivalents as cash, money market investments, and overnight deposits with original maturities of less than three months. Cash equivalents are valued at cost, which approximates market. The Company maintains cash balances, which exceeded federally insured limits by approximately $826,000 as of December 31, 2007. The Company has not experienced any losses in such accounts. Management believes it is not exposed to any significant risks on cash in bank accounts.

Restricted cash consists principally of cash held in a segregated account pursuant to the Company's credit facility with Varde. The Company and Varde settle the status of these funds on a monthly basis pursuant to the credit facility. The proportion of the restricted cash ultimately disbursed by Matterhorn to Varde and PCM LLC depends upon a variety of factors, including the portfolios from which the cash is collected, the size of servicing fees on the portfolios that generated the cash, and the priority of payments due on the portfolios that generated the cash. Restricted cash is not considered to be a cash equivalent.

PCM LLC did not experience the level of cash reserves that it expected during the year ended December 31, 2007, largely due to a decrease in collection revenues and continued expenditures to purchase new portfolios. In order to conserve working capital necessary to run its business, PCM LLC's Board of Directors decided at its October 2007 meeting to cease making regular distributions to PCM LLC unit holders. Any determination with regard to the payment of future distributions is at the discretion of the PCM LLC Board of Directors and will depend upon the Company's future earnings, financial condition, applicable distribution restrictions and capital requirements and other factors deemed relevant by the PCM LLC Board of Directors.

Note 3 - Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are carried at cost and depreciation is computed over the estimated useful lives of the assets ranging from 3 to 7 years. The Company uses the straight-line method of depreciation. Property and equipment transferred under the Reorganization Plan were transferred at net book value. Depreciation is computed on the remaining useful life at the time of transfer.

The related cost and accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts and the resultant gain or loss is reflected in earnings. Maintenance and repairs are expensed currently while major betterments are capitalized.

Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2007, management expects these assets to be fully recoverable.

Leases and Leasehold Improvements

PCM LLC accounts for its leases under the provisions of SFAS No. 13, "Accounting for Leases," and subsequent amendments, which require that leases be evaluated and classified as operating leases or capital leases for financial reporting purposes. The Company's office lease is accounted for as an operating lease. The office lease contains certain provisions for incentive payments, future rent increases, and periods in which rent payments are reduced. The total amount of rental payments due over the lease term is being charged to rent expense on a straight-line method over the term of the lease. The difference between the rent expense recorded and the amount paid is credited or charged to "Deferred rent obligation," which is included in "Accrued liabilities" in the accompanying Consolidated Balance Sheets. In addition, leasehold improvements associated with this operating lease are amortized over the lease term.

Revenue Recognition

The Company accounts for its investment in purchased loan portfolios utilizing either the interest method or the cost recovery method with the provisions of the American Institute of Certified Public Accountant's (AICPA) Statement of Position 03-03, "Accounting for Loans or Certain Securities Acquired in a Transfer" ("SOP 03-03"). Purchased loan portfolios consist primarily of non-performing credit card accounts. Based on a study conducted by a consultant in the first half of 2007, the Company will use the interest method for the majority of portfolios purchased after December 31, 2006. The study determined that the Company could reasonably estimate cash flows on most loan portfolios it purchases. However, if the estimated future cash flows cannot be reasonably estimated for a particular portfolio, the Company will use the cost recovery method. Application of the cost recovery method requires that any amounts received be applied first against the recorded amount of the portfolios; when that amount has been reduced to zero, any additional amounts received are recognized as net revenue. Acquired portfolios are initially recorded at their respective costs, and no accretable yield is recorded on the accompanying consolidated balance sheets.

Accretable yield represents the amount of income the Company expects to generate over the remaining life of its existing investment in loan portfolios based on estimated future cash flows. Total accretable yield is the difference between future estimated collections and the current carrying value of a portfolio. All estimated cash flows on portfolios where the cost basis has been fully recovered are classified as zero basis cash flows.

Note 3 - Summary of Significant Accounting Policies (continued)

Commencing with portfolios acquired on or after January 1, 2007, in accordance with the provisions of SOP 03-03, discrete loan portfolio purchases during a quarter, with the exception of those portfolios where the Company will continue to use the cost recovery method, are aggregated into pools based on common risk characteristics. The Company accounts for each static pool as a unit for the economic life of the pool (similar to one loan) for purposes of recognizing revenue from loan portfolios, applying collections to the cost basis of loan portfolios, and providing for loss or impairment.

Once a static pool is established, the portfolios are permanently assigned to the pool. The discount (i.e., the difference between the cost of each static pool and the related aggregate contractual loan balance) is not recorded because the Company expects to collect a relatively small percentage of each static pool's contractual loan balance.

As a result, loan portfolios are recorded at cost at the time of acquisition. The use of the interest method was reflected for the first time in the Company's report on Form 10-QSB for the period ended September 30, 2007.

The interest method applies an effective interest rate, or internal rate of return ("IRR"), to the cost basis of the pool, which is to remain unchanged throughout the life of the pool unless there is an increase in subsequent expected cash flows and is used for almost all loan portfolios purchased after December 31, 2006. The Company purchases loan portfolios usually in the late stages of the post charged off collection cycle. The Company can therefore, based on common characteristics, aggregate most purchases in a quarter into a common pool. Each static pool retains its own identity. Revenue from purchased loan portfolios is accrued based on a pool's effective interest rate applied to the pool's adjusted cost basis. The cost basis of each pool is increased by revenue earned and decreased by gross collections and impairments.

Collections on each static pool are allocated to revenue and principal reduction based on the estimated IRR, which is the rate of return that each static pool requires to amortize the cost or carrying value of the pool to zero over its estimated life. Each pool's IRR is determined by estimating future cash flows, which are based on historical collection data for pools with similar characteristics. Based on historical cash collections, each pool is given an expected life of 60 months. The actual life of each pool may vary, but will generally amortize in approximately 60 months, with some pools amortizing sooner and some amortizing later. Monthly cash flows greater than the recognized revenue will reduce the carrying value of each static pool and monthly cash flows lower than the recognized revenue will increase the carrying value of the static pool. Each pool is reviewed at least quarterly and compared to historical trends to determine whether each static pool is performing as expected. This comparison is used to determine future estimated cash flows. Subsequent increases in cash flows expected to be collected are generally recognized prospectively through an upward adjustment of the pool's effective IRR over its remaining life. Subsequent decreases in expected cash flows do not change the effective IRR, but are recognized as an impairment of the cost basis of the pool, and are reflected in the consolidated statements of operations as an impairment expense with a corresponding valuation allowance offsetting the investment in purchased loan portfolios in the consolidated financial statements. If the cash flow estimates increase subsequent to recording an impairment, reversal of the previously recognized impairment is made prior to any increases to the IRR.

The cost recovery method prescribed by SOP 03-03 is used when collections on a particular portfolio cannot be reasonably predicted. Under the cost recovery method, no revenue is recognized until the Company has fully collected the cost of the portfolio.

Prior to January 1, 2007, revenue from all portfolios was accounted for using the cost recovery method of accounting in accordance with SOP 03-03 and prior to January 1, 2005, the Company accounted for its investment in purchased loan portfolios using the cost recovery method under the guidance of Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans". For the Company's acquired portfolios prior to January 1, 2007, the cost recovery method of accounting was and continues to be used. Under the cost recovery method, cash receipts relating to individual loan portfolios are applied first to recover the cost of the portfolios, prior to recognizing any revenue. Cash receipts in excess of the cost of the purchased loan portfolios are then recognized as net revenue.

Note 3 - Summary of Significant Accounting Policies (continued)

The Company provides a valuation allowance for an acquired loan portfolio when the present value of expected future cash flows does not exceed the carrying value of the portfolio. Over the life of the portfolio, the Company's management will continue to review the carrying values of each loan for impairment. If net present value of expected future cash flows falls below the carrying value of the related portfolio, the valuation allowance is adjusted accordingly.

Loan portfolio sales occur after the initial portfolio analysis is performed and the loan portfolio is acquired. Portions of portfolios sold typically do not meet the Company's targeted collection characteristics. Loan portfolios sold are valued at the lower of cost or market. The Company continues collection efforts for certain accounts in these portfolios right up until the point of sale. Proceeds from strategic sales of purchased loan portfolios are recorded as revenue when received.

Income Taxes

PCM LLC is treated as a partnership for Federal income tax purposes and does not incur Federal income taxes. Instead, its earnings and losses are included in the personal returns of its unit holders.

PCM LLC is also treated as a partnership for state income tax purposes. The State of California imposes an annual corporation filing fee and an annual limited liability company fee.

The operations of a limited liability company are generally not subject to income taxes at the entity level, because its net income or net loss is distributed directly to and reflected on the tax returns of its unit holders. The net tax basis of the Company's assets and liabilities is more than the reported amounts on the financial statements by approximately $481,000 as of December 31, 2007, due primarily to the timing differences of purchased loan portfolio loss reserves and impairments.

Members' Equity

Members' equity includes voting LLC units held by members and non-voting LLC units held by one economic interest owner. As of December 31, 2007, PCM LLC had 526,238 voting LLC units and 23,673 non-voting LLC units.

Retired or abandoned capital represents LLC units that are either voluntarily returned to the Company by a unit holder or LLC units that are redeemed and cancelled following a procedure authorized by Reorganization Plan to eliminate the interests of PCM LLC unit holders that PCM LLC has not been able to locate. Changes to members' equity during 2006 and 2007 were as follows:

- In the first quarter of 2006, 199 LLC units that had been previously cancelled in accordance with the Reorganization Plan, which provides a method to eliminate the interests of PCM LLC unit holders that PCM LLC has not been able to locate for a period of time, were reinstated due to a beneficiary heir establishing ownership.
- In December 2006, 13,881 LLC units, which were purchased for approximately $66,000, were retired in connection with the Company's odd lot buy back program conducted in December 2006 (discussed in further detail in the Company's annual report on Form 10-KSB for the year ended December 31, 2006).
- In October 2007, a corrective ownership adjustment was made to the non-voting LLC units causing the non-voting LLC units to decrease by 49 and increase voting LLC units by 65.
- In October 2007, a total of 548 LLC units were voluntarily forfeited and returned to the Company by eight unit holders and were subsequently canceled; and

Note 3 - Summary of Significant Accounting Policies (continued)

- In October 2007, 199 LLC units that had been canceled in accordance with the Reorganization Plan, which provides a method to eliminate the interests of PCM LLC unit holders that PCM LLC has not been able to locate for a period of time, were reinstated due to a beneficiary heir establishing ownership.

Reclassifications

Certain amounts in the prior year have been reclassified to conform to the current year financial statement presentation. These reclassifications have no effect on previously reported operating results or members' equity.

Note 4 - Recent Accounting Pronouncements

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 12, 2007, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating whether the adoption of SFAS 157 will have a material effect on our consolidated results of operations and financial condition.

In February 2007, the Financial Accounting Standards Board issued Statement No. 159, "Fair Value Option for Financial Assets and Liabilities – including an amendment of FASB Statement No. 115" ("SFAS No. 159"), which is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is currently analyzing the effects of the new standard and its potential impact on its financial statements, if any.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company has not determined the effect that the application of SFAS 160 will have on its consolidated financial statements.

Note 5 – Fair Value of Financial Instruments

The Company refers to the discounted present value of the actual amount of money that it believes a portfolio will ultimately produce as the "fair value" of the portfolio. The estimated fair value and the methods and assumptions used to estimate the fair values of the financial instruments of the Company as of December 31, 2007 and December 31, 2006 are as follows. The carrying amount of cash and cash equivalents, restricted cash and liabilities approximate their fair values. Our calculation of fair value, however, does not take into account the cost to collect the future cash streams. The total and retained fair values of purchased loan portfolios were determined based on both market pricing and discounted expected cash flows. The total fair value of the Company's portfolios includes fair value attributable to the residual interests of third parties in collections once all funds (including funds invested by the Company) invested in a portfolio have been repaid (with interest) and all servicing fees have been paid. The retained fair value of the Company's portfolios excludes fair value attributable to these residual interests. The discount rate is based on an acceptable rate of return adjusted for the risk inherent in the loan portfolios. The discount rate utilized at December 31, 2007 and December 31, 2006 was 20%. The estimated total fair value of loan portfolios was $16.6 million and $22.0 million at December 31, 2007, and December 31, 2006, respectively, and the estimated retained fair value of loan portfolios was $16.1 million and $21.3 million at December 31, 2007, and December 31, 2006, respectively.

Note 6 - Purchased Loan Portfolios

The Company acquires loan portfolios from federal and state banks and other sources. These loans are acquired at a substantial discount from the actual outstanding balance. The aggregate outstanding contractual loan balances at December 31, 2007 and 2006 totaled approximately $796 million and $800 million, respectively.

The Company initially records acquired loans at cost. To the extent that the cost of a particular loan portfolio exceeds the net present value of estimated future cash flows expected to be collected, a valuation allowance is recognized in the amount of such impairment.

The carrying amount of purchased loan portfolios included in the accompanying consolidated balance sheets is as follows:

	Dec. 31, 2007	Dec. 31, 2006
Unrecovered cost balance, beginning of period	$ 5,059,283	$ 8,505,065
Valuation allowance, beginning of period	(58,341)	(58,341)
Net balance, beginning of period	5,000,942	8,446,724
Net portfolio activity	(1,476,300)	(3,445,782)
Subtotal	3,524,642	5,000,942
Provision for portfolio impairment	(302,000)	-
Net balance, end of period	$ 3,222,642	$ 5,000,942

Purchases in 2007

During the year ended December 31, 2007, the Company purchased loan portfolios for $3.1 million, net of a $204,000 portion of a portfolio that was sold shortly after being purchased. The estimated future gross collections of these portfolios on their purchase dates amounted to a total of $4.0 million.

Note 6 - Purchased Loan Portfolios (continued)

Changes in Investment in Purchased Loan Portfolios

The Company utilizes the interest method for loan portfolios purchased after December 31, 2006. Revenue related to the Company's investment in purchased loan portfolios consists of two components: (i) revenue from those loan portfolios purchased in 2007 that have a remaining book value and are accounted for on an accrual basis under the interest method ("Accrual Basis Portfolios"); and (ii) revenue from those portfolios that have no remaining cost basis that are accounted for under the cost recovery method of accounting for which every dollar of gross collections is recorded as zero basis revenue.

The effect of using the interest method was to decrease net loss by a net amount of $490,000 for the year ended December 31, 2007. The effect of the change on earnings per LLC Unit was to reduce the loss per LLC Unit by $0.89 for the year ended December 31, 2007.

Prior to January 1, 2007, the Company was not reasonably able to estimate the amount and timing of future cash collections on a pool of loan portfolios. All portfolios were accounted for using the cost recovery method ("Cost Recovery Portfolios"). Under the cost recovery method of accounting, no income is recognized until the purchase price of a Cost Recovery Portfolio has been fully recovered. As of December 31, 2007, the Company had $3.3 million in investment in purchased loan portfolios, of which $2.3 million is accounted for using the interest method. As of December 31, 2007, the portfolios accounted for using the cost recovery method consisted of $1.0 million in net book value of investment in loan portfolios and represents all of the portfolios acquired prior to January 1, 2007, including one loan portfolio in the amount of $300,000 purchased in 2007 where future cash flows could not be reasonably estimated and the cost recovery method was used.

The following table summarizes the changes in the balance of the investment in loan portfolios for the years ended December 31, 2007 and 2006:

		2007		2006
Balance, beginning of period	$	5,000,942	$	8,446,724
Purchased loan portfolios, net		3,275,526		4,184,288
Collections on loan portfolios		(11,533,713)		(13,507,711)
Sales of loan portfolios		(420,381)		(1,685,263)
Revenue recognized on collections		7,329,722		7,000,918
Revenue recognized on sales		74,555		561,986
Cash collection applied to principal		(202,009)		-
Provision for portfolio impairment		(302,000)		-
Balance, end of period	$	3,222,642	$	5,000,942

Note 6 - Purchased Loan Portfolios (continued)

Projected Amortization of Portfolios

As of December 31, 2007, the Company had approximately $3.3 million in investment in purchased loan portfolios, of which approximately $2.3 million is accounted for using the interest method. This balance will be amortized based upon current projections of cash collections in excess of revenue applied to the principal balance. The estimated amortization of the investment in purchased loan portfolios under the interest method is as follows:

For the Years Ended December 31,		Amortization
2008	$	743,000
2009	$	402,000
2010	$	377,000
2011	$	440,000
2012	$	290,000
	$	2,252,000

Accretable Yield

Accretable yield represents the amount of income recognized on purchased loan portfolios under the interest method that the Company can expect to generate over the remaining life of its existing pools of portfolios based on estimated future cash flows as of December 31, 2007. Changes in accretable yield for the year ended December 31, 2007, were as follows:

Balance, beginning of the period	$	-
Additions		3,628,000
Income recognized on portfolios, net		(803,000)
Provision for portfolio impairment		(302,000)
Balance, end of the period	$	2,523,000

The valuation allowances related to the loan portfolios at December 31, 2007 and 2006 are as follows:

		2007		2006
Valuation allowance, beginning of period	$	58,341	$	58,341
Increase in valuation allowance due to portfolio impairment		302,000		-
Valuation allowance, end of period	$	360,341	$	58,341

Note 7 - Other Receivables

Other receivables consist of collections on portfolios received by third-party collection agencies, refundable bank charges and refundable rent charges.

Note 8 – Notes Payable

In 2004, the Company entered into an agreement for a credit facility with Varde that provides for up to $25 million of capital (counting each dollar loaned on a cumulative basis) over a five-year term ending in July 2009. In June 2007, the Company entered into an amendment to the agreement with Varde that extends the maturity date for principal and any other accrued but unpaid amounts on each loan from up to two years to up to three years for portfolio purchases using the credit facility made on or after the effective date of the amendment.

In connection with the amendment, on November 27, 2007, the Company entered into a letter agreement with Varde that modified the loan terms of five of its pre-amendment loans by extending the loan repayment periods for those loans from two to three years, with scheduled minimum payments of principal and interest due every six months during the term. The percentage of the principal balance that is required to be paid on the scheduled due dates varies with each loan. The other outstanding Varde loans are already on three-year terms since they were made on or after the effective date of the amendment with the exception of a loan made on November 11, 2007 with a principal balance of approximately $239,000 at December 31, 2007, which has a term of two and one-half years and is scheduled to be paid in full in April 2008.

PCM LLC's wholly-owned subsidiary Matterhorn owed approximately $3.6 million and $4.5 million at December 31, 2007 and 2006, respectively, under the facility in connection with its purchase of certain charged-off loan portfolios. The total amount borrowed under the facility was approximately $14.3 million and $12.6 million at December 31, 2007 and 2006, respectively.

Each loan has minimum payment threshold points, a term of up to three years and bears interest at the rate of 12% per annum. These obligations are scheduled to be paid in full on dates ranging from April 2008 to June 2010, with the approximate following principal payments due:

Year Ending December 31,		
2008	$2.6	million
2009	$0.8	million
2010	$0.2	million

Once all funds (including funds invested by the Company) invested in a portfolio financed by Varde have been repaid (with interest) and all servicing fees have been paid, Varde will begin to receive a residual interest in collections of that portfolio. Depending on the performance of the portfolio, these residual interests may never be paid, they may begin being paid a significant time later than Varde's loan is repaid (i.e., after the funds invested by the Company are repaid with interest), or, in circumstances where the portfolio performs extremely well, the loan could be repaid early and Varde could conceivably begin to receive its residual interest on or before the date that the loan obligation was originally scheduled to be paid in full. Varde has a first priority security interest in all the assets of Matterhorn, securing repayment of its loans and payment of its residual interest. PCM LLC, our parent operating company, has guaranteed certain of Matterhorn's operational obligations under the loan documents. The amount of remaining available credit under the facility was approximately $10.7 million and $12.4 million at December 31, 2007 and 2006, respectively. The assets of Matterhorn that provide security for Varde's loan were carried at a cost of approximately $2.0 million at December 31, 2007.

A Matterhorn loan portfolio that originated in June 2007 did not generate enough collection revenue to meet its first minimum principal threshold point in December 2007 that was called for under the loan agreement with Varde. A remedial payment to cover the difference was made to Varde in the amount of approximately $16,000 in March 2008.

Note 9- Property and Equipment

Property and equipment is as follows as of December 31:

	2007	2006
Office furniture and equipment	$ 432,139	$ 427,897
Computer equipment	660,921	630,159
Leasehold improvements	113,502	113,502
Totals	1,206,562	1,171,558
Less accumulated depreciation	(840,835)	(741,439)
Property and equipment, net	$ 365,727	$ 430,119

Depreciation expense for the years ended December 31, 2007 and 2006 amounted to $99,395 and $104,282, respectively.

Note 10 - Commitments and Contingencies

Lease Commitments

On July 17, 2006, PCM LLC entered into an Office Lease Agreement to lease office space in Buena Park, California. PCM LLC is using the leased premises as its principal executive offices and operating facility.

The term of the lease is 87 months and commenced on December 1, 2006, and will expire on February 28, 2014. PCM LLC has an option to renew the lease for one additional five-year term at the then prevailing "fair market rental rate" at the end of the term.

The base rent will increase on a yearly basis throughout the term. Future minimum lease commitments under the Buena Park lease for the calendar years ended December 31, will be:

Year	Approximate Annual Lease Commitments
2008	$ 345,000
2009	$ 348,000
2010	$ 355,000
2011	$ 355,000
2012	$ 362,000
Thereafter	$ 424,000

In addition to the base rent, PCM LLC must pay its pro rata share of the increase in operating expenses, property taxes and property insurance for the building above the total dollar amount of operating expenses, property taxes and property insurance for the 2006 base calendar year.

The building lease contains provisions for incentive payments, future rent increases, or periods in which rent payments are reduced. As the Company recognizes rent expense on a straight-line basis, the difference between the amount paid and the amount charged to rent expense is recorded as a liability. The amount of deferred rent liability at December 31, 2007 was $222,000.

Rental expense for the years ended December 31, 2007 and December 31, 2006 amounted to approximately $320,000 and $410,000, respectively. PCM LLC is obligated under two five-year equipment leases one expiring in 2009 with minimum payments of $4,800 per year and the other lease expiring in 2011 with minimum payments of $3,900 per year.

END

Note 11 - Earnings Per LLC Unit

Basic and diluted earnings per LLC unit are calculated based on the weighted average number of LLC units issued and outstanding (549,911 and 550,244 for the years ended December 31, 2007 and 2006, respectively).

Note 12 - Employee Benefit Plans

The Company has a defined contribution plan (the "Plan") covering all eligible full-time employees of PCM LLC (the "Plan Sponsor") who are currently employed by the Plan Sponsor and have completed six months of service from the time of enrollment. The Plan was established by the Plan Sponsor to provide retirement income for its employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

The Plan is a contributory plan whereby participants may contribute a percentage of pre-tax annual compensation as outlined in the Plan agreement and as limited by Federal statute. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan Sponsor does not make matching contributions.

Note 13 – Subsequent Events

In January 2008, a member voluntarily returned 99 LLC units to the Company. The forfeited LLC units represented the member's entire investment interest in the Company.

On February 27, 2008, Matterhorn borrowed approximately $1,076,000 from Varde under the facility in connection with a purchase of certain charged-off loan portfolios. This obligation has a three year term expiring in February 2011 and bears interest at a rate of 12% per annum. The timing of payments of principal and interest depends on the collection performance of the portfolios Matterhorn purchased using the funds. The assets of Matterhorn that provide security for Varde's approximately $1,076,000 loan (as well as other loans previously advanced by Varde) include charged-off loan portfolios purchased at a cost of approximately $1,133,000 on February 27, 2008, as well as other portfolios owned by Matterhorn. The fair value of these encumbered assets likely exceeds their cost basis because new portfolios generally have a fair value in excess of their cost basis. Following this borrowing, the remaining availability under the credit facility is approximately $9.7 million.

In February 2008, the Company sold $766,000 of the $1,133,000 portfolio, applying the proceeds to pay down the note due to Varde in connection with the purchase.

END